SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                        DUALSTAR TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    263572109
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                                 (CUSIP Number)
                                                     with a copy to:

Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                November 8, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 263572109
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

                  (a) Not (b) Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                            7)  Sole Voting Power:    3,125,000*
                                              ----------------------------------
     Shares Beneficially                  8)  Shared Voting Power:
                                              ----------------------------------
     Owned by                             9)  Sole Dispositive Power: 3,125,000*

     Each Reporting                           ----------------------------------

     Person With:                        10)  Shared Dispositive Power:
                                              ----------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 3,125,000*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                        Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):     15.9%*
________________________________________________________________________________
14)   Type of Reporting Person (See Instructions):       IA

________________________________________________________________________________
*DSTR Warrant Co., LLC, a Delaware limited liability company ("DSTR"), is the record holder of 3,125,000 Class E Common Stock Purchase Warrants (the "Warrants") issued by DualStar Technologies Corporation (the "Company"). DSTR may exercise the Warrants at any time after November 8, 2000 for up to 3,125,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"). Stephen Feinberg possesses sole voting and investment control over the Warrants and, if exercised, the shares of Common Stock underlying such Warrants. Thus, for purposes of Reg. ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 3,125,000 shares of Common Stock of the Company, or 15.9% of those deemed issued and outstanding. See below for further information.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of DualStar Technologies Corporation (the "Company"), whose principal executive offices are located at 11-30 47th Avenue, Long Island City, New York 11101.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg, through one or more intermediate entities, serves as the investment manager for each of Madeleine, L.L.C., a New York limited liability company ("Madeleine"), and DSTR Warrant Co., LLC, a Delaware limited liability company ("DTSR"). Each of DSTR and Madeleine is engaged in the investment in personal property of all kinds, including but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the Class E Common Stock Purchase Warrants of the Company (the "Warrants") came directly from the assets of DSTR. Pursuant to the terms of the Securities Purchase Agreement, dated November 8, 2000, by and among the Company, Madeleine and DSTR (the "Securities Purchase Agreement"), the amount of funds allocated by DSTR and the Company to the purchase of the Warrants was $1,000.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to in Item 5 is for investment purposes on behalf of DSTR, and, except as described in Item 6 below with respect to the right of Madeleine and DSTR to elect directors of the Company upon the occurrence of certain events of default, Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth on the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, as of September 15, 2000, there were issued and outstanding 16,486,629 shares of Common Stock. DSTR is the record holder of 3,125,000 Warrants, which may be exercised at any time for up to an equal number of shares of the Common Stock, subject to reduction in certain circumstances as described in Item 6 below. Stephen Feinberg possesses the sole power to vote and direct the disposition of all such Warrants. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 3,125,000 shares of the Common Stock, or 15.9% of those deemed issued and outstanding.

          Other than the transactions described in this Schedule 13D, in the past sixty (60) days, neither DSTR nor Stephen Feinberg (or any entity controlled by him) have engaged in any transactions in the Common Stock, or any securities convertible into, exchangeable for, or exercisable for, shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Securities Purchase Agreement, among other things:

               (i) Madeleine increased the principal amount of its existing loan to the Company to $12,500,000 and the then existing promissory note from the Company in favor of Madeleine was restated to reflect this principal loan amount increase and to incorporate the other material terms relating to the increased loan amount from Madeleine to the Company;

               (ii) DSTR was issued the 3,125,000 Warrants;

               (iii) the parties thereto agreed that, provided certain conditions are satisfied, on December 1, 2000, (a) Madeline would increase the principal amount of its loan to the Company to $20,000,000 and the Company would again issue to Madeleine a replacement promissory note to reflect this further loan amount increase and to incorporate the other material terms of the further increased loan amount from Madeleine to the Company and (b) DSTR would be issued an additional 1,875,000 Warrants (the "Additional Warrants");

               (iv) the Company delivered termination  agreements with Blackacre
     Capital Management, LLC ("Blackacre") and Cerberus Capital Management, L.P. ("Cerberus"), each of which are entities indirectly controlled by Stephen Feinberg and which are affiliates of DSTR and Madeleine, which, among other things, terminated certain previously existing securities purchase agreements between such entities and the Company;

               (v) the Company granted to DSTR certain antidilution protective rights with respect to the issuance by the Company of any new shares of its capital stock; and

               (vi) upon the occurrence of certain events of default under the promissory notes issued by the Company in favor of Madeleine, the Company is required to immediately amend its by-laws to increase the number of authorized directors by three (3) and that the vacancies created by such increase may be filled by individuals designated by Madeleine and DSTR.

          The Warrants, and the Additional Warrants, if issued, are further governed by the terms of the Class E Warrant Agreement, dated November 8, 2000, by and between the Company and DSTR (the "Warrant Agreement"). Pursuant to the Warrant Agreement, among other things, if the Company prepays any portion (but less than all) of the principal amount owed by it under the promissory notes referred to above, then, upon such prepayment, the aggregate number of Warrants, or Additional Warrants, as the case may be, which may be exercised shall be reduced in proportion to the ratio of the prepayment amount to the aggregate principal amount of the promissory notes outstanding at the time of such prepayment by the Company; provided, however, that the Company must provide DSTR with not less than thirty (30) days' notice of any such proposed prepayment. If the Company pays all of the amounts due under the promissory notes in full, the Warrants and Additional Warrants, as the case may be, will cease to be exercisable. The Warrant Agreement also provides certain adjustment and antidilution protection in favor of DSTR.

          The Company, DSTR and certain other shareholders and/or members of management of the Company are parties to a Stockholders' Agreement, dated as of November 8, 2000, pursuant to which, among other things, the parties thereto have entered into agreements with respect to (i) the voting of their securities of the Company in certain circumstances and (ii) certain participation rights and rights of first refusal with respect to the transfer or sale of securities of the Company by them.

          The Company, DSTR and another shareholder of the Company have entered into a Registration Rights Agreement, dated as of November 8, 2000, granting to DSTR and such other shareholder certain registration rights with respect to the securities of the Company held, or which may in the future be held, by them.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

          1. Securities Purchase Agreement, dated November 8, 2000, by and among, DualStar Technologies Corporation, DSTR Warrant Co., LLC and Madeleine, L.L.C.

          2. Class E Warrant Agreement, dated November 8, 2000, by and between DualStar Technologies Corporation and DSTR Warrant Co., LLC.

          3. Stockholders' Agreement, dated as of November 8, 2000, by and among, DualStar Technologies Corporation, DSTR Warrant Co., LLC, Technology Investor Group, Inc. and certain other parties named therein.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            November 17, 2000


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, as  the investment
                                            manager  for  Madeleine,  L.L.C. and
                                            DSTR Warrant Co., LLC

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                EXHIBIT 1


                          SECURITIES PURCHASE AGREEMENT

                                  by and among


                       DualStar Technologies Corporation,




                              DSTR Warrant Co., LLC




                                       and




                                Madeleine, L.L.C.




                                November 8, 2000

                        DUALSTAR TECHNOLOGIES CORPORATION

                          SECURITIES PURCHASE AGREEMENT

          This Securities Purchase Agreement (the "Agreement") is made as of November 8, 2000, by and among DualStar Technologies Corporation, a Delaware corporation, located at One Park Avenue, New York, New York 10016 (the "Company"), and Madeleine, L.L.C., a New York limited liability company located at 450 Park Avenue, 28th Floor, New York, New York 10022 ("Madeleine") and DSTR Warrant Co., LLC, a Delaware limited liability company located at 450 Park Avenue, 28th Floor, New York, New York 10022 ("WarrantCo", and together with Madeleine, the "Purchaser").

          WHEREAS, the Company issued a Convertible Promissory Note, originally issued on December 1, 1999, and amended and restated as of December 16, 1999, and further amended and restated on March 1, 2000 and subsequently further amended on May 25, 2000 (the "Original Note"), in favor of Madeleine for the principal sum of seven million dollars ($7,000,000); and

          WHEREAS, the Company and Madeleine wish to amend and restate the Original Note in order to, among other things, to increase the principal amount outstanding under the Original Note initially to twelve million five hundred thousand dollars ($12,500,000) and then, upon the terms and subject to the conditions contained herein, to twenty million dollars ($20,000,000);

          NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements contained herein, the parties agree as follows:

                                    Article I

                                Issuance and Sale

          1.1 Issuance and Sale of the First Restated Note and Class E Warrants. At the First Closing (as defined below), the Company and Madeleine will amend and restate the Original Note whereby the Company will issue, sell and deliver to Madeleine (against surrender of the Original Note and payment of the amount specified in 2.3(a)), and (a) Madeleine will purchase from the Company a twelve million five hundred thousand dollar ($12,500,000) Note due September 30, 2007 (the "Maturity Date") with interest (computed on the basis of a 360 day year and the actual number of days elapsed) from the date hereof, payable quarterly, at a rate of 11.0% per annum on the balance of the principal from time to time remaining unpaid (the "First Restated Note") in the form attached hereto as Exhibit A and (b) WarrantCo will purchase from the Company Class E Warrants of the Company (the "Warrants") pursuant to a Class E Warrant Agreement in the form attached hereto as Exhibit B (the "Warrant Agreement") to purchase 3,125,000 shares of common stock, par value $.01 per share, of the Company (the "Common Stock"). The Warrants issued at the First Closing are hereinafter referred to as the "Tranche 1 Warrants."

          1.2 Issuance and Sale of the Second Restated Note and Class E Warrants. Upon the terms and subject to the conditions hereof, at the Subsequent Closing (as defined below), the Company and Madeleine will amend and restate the First Restated Note whereby the Company will issue, sell and deliver to Madeleine (against surrender of the First Restated Note and payment in the amount specified in Section 2.4), and (a) Madeleine will purchase from the Company a twenty million dollar ($20,000,000) Note due September 30, 2007 (the "Maturity Date") with interest (computed on the basis of a 360 day year and the actual number of days elapsed) from the date hereof, payable quarterly, at a rate of 11.0% per annum on the balance of the principal from time to time remaining unpaid (the "Second Restated Note", and together with the First Restated Note, the "Restated Notes") in the form attached hereto as Exhibit C and (b) WarrantCo will purchase from the Company Warrants to purchase an additional 1,875,000 shares of Common Stock (the shares of stock issuable upon exercise of Warrants referred to in Section 1.1 or this Section 1.2, the "Warrant Stock"). The Warrants issued at the Subsequent Closing are hereinafter referred to as the "Tranche 2 Warrants".


                                   Article II

                                  The Closings

          2.1 First Closing. The closing of the issuance and sale of the First Restated Note and the related Warrants (the "Closing") shall be held at the offices of Schulte Roth & Zabel LLP, 900 Third Avenue in New York, New York at 10:00 a.m., local time, on the date hereof (the "Closing Date").

          2.2 Subsequent Closing. The closing of the issuance and sale of the Second Restated Note and the related Warrants (the "Subsequent Closing", and together with the Closing, the "Closings") shall be held at the offices of the Company in New York, New York at 10:00 a.m., local time, on December 1, 2000, or if earlier, on the third business day after which all conditions to closing, identified in Article VI hereof have been satisfied or waived by the party entitled to grant such waiver, or on such other date thereafter upon which the Company and the Purchaser shall agree (the "Subsequent Closing Date", and together with the First Closing Date, the "Closing Dates").

          2.3 Payment and Delivery at the First Closing. At the First Closing,

               (a) Madeleine shall pay to the Company an amount equal to twelve million five hundred thousand dollars ($12,500,000) less the outstanding balance due on the Original Note (including principal and interest) calculated as of the date of Closing (the "Initial Purchase Price") by wire transfer of immediately available funds pursuant to the Company's instructions;

               (b) the Company shall execute and deliver to WarrantCo the Warrant Agreement and the Tranche 1 Warrants, the consideration for which shall be deemed to be $1,000.00 of the Initial Purchase Price;

               (c) the Company, certain of its officers identified therein, Technology Investors Group LLC ("TIG") and WarrantCo shall deliver to each other an executed copy of a Stockholders' Agreement in the form attached hereto as Exhibit D (the "Stockholders' Agreement");

               (d) the Company, the officers of the Company identified therein and WarrantCo shall deliver to each other an executed copy of a Registration Rights Agreement in the form attached hereto as Exhibit E (the "Madeleine Registration Rights Agreement");

               (e) [Intentionally omitted]

               (f) the Company shall have paid up to $100,000 of legal fees and other costs and expenses incurred by the Purchaser in connection with the transactions contemplated by this Agreement, except for any litigation fees, costs and expenses other than those contemplated by Section 5.1(e); and

               (g) the Company shall have executed and delivered termination agreements ("Termination Agreements") with Blackacre Capital Management, LLC ("Blackacre") and Cerberus Capital Management L.P. ("Cerberus"), in form and substance satisfactory to Purchaser, terminating (x) the Securities Purchase Agreement, dated March 28, 2000, between the Company, Blackacre and Cerberus and
(y) the Term Sheet dated June 14, 2000 relating to the Series B Convertible Preferred Stock and the transactions contemplated by this Agreement.

          2.4 Payment and Delivery at the Subsequent Closing. At the Subsequent Closing, Madeleine shall pay to the Company an amount equal to twenty million dollars ($20,000,000) less the outstanding balance due on the First Restated Note (including principal and interest) calculated as of the date of the Subsequent Closing (the "Subsequent Purchase Price") by wire transfer of immediately available funds pursuant to the Company's instructions. Of such amount, the consideration in respect of the Tranche 2 Warrants shall be deemed to be $1,000.00. All deliveries and payments at the Closings shall be made simultaneously.


                                   Article III

                  Representations and Warranties of the Company

          The Company represents and warrants to the Purchaser as of the date hereof and as of the Subsequent Closing Date as follows:

          3.1 Organization and Standing; Certificate of Incorporation and Bylaws. The Company and each of its subsidiaries are duly organized and existing under, and by virtue of, the laws of the state of their respective organization are in good standing under such laws. The Company and each of its subsidiaries have the requisite corporate power and authority to own and operate their respective properties and assets, and to carry on their respective business as now conducted and as proposed to be conducted. The Company and each of its subsidiaries are qualified to do business as foreign corporations in each jurisdiction in which such qualification is required, except to the extent that the failure to so qualify would not have a Company Material Adverse Effect. A "Company Material Adverse Effect" means that a material adverse effect, as determined in the sole and absolute judgment of Purchaser, has or is likely to occur on the assets, liabilities, condition (financial or otherwise), cash flows, operating results, business or prospects of the Company and its subsidiaries (taken as a whole), from that reflected in the June 30, 2000 financial statements of the Company. It is understood that, without limitation, a Company Material Adverse Effect may occur (or be likely to occur) based, inter alia, on the Company's failure to achieve results or targets satisfactory to Purchaser in respect of revenues, expenses, profits, margins, maximum capital requirements, subscriber units, number of buildings serviced or number of installations. The Company has furnished the Purchaser with true, correct and complete copies of its Restated Certificate of Incorporation and Bylaws, as amended and restated to date, certified by the Delaware Secretary of State and by the Secretary of the Company, respectively, and the corresponding organizational documents and certifications for each of its subsidiaries.

          3.2 Corporate Power. The Company has all requisite corporate power and authority to execute and deliver this Agreement the Stockholders' Agreement, the Madeleine Registration Rights Agreement, the Termination Agreements, the First Restated Note and the security documents set forth on Schedule 3.2(a) to which it is a signatory and all documents executed in connection therewith, and to issue and deliver the Warrant Stock issuable upon exercise of the Tranche 1 Warrants and to carry out and perform its obligations under the terms of this Agreement, the Stockholders' Agreement, the Madeleine Registration Rights Agreement, the Class E Warrant Agreement, the Termination Agreements, the First Restated Note and the security documents set forth on Schedules 3.2(a) and 3.2(b) and all documents executed in connection therewith (together with, when executed and delivered, the Second Restated Note and the Strategic Alliance Agreement (as hereinafter defined), the "Transaction Documents). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company. Following receipt of the Stockholder Approval (as defined in Section 5.1), and upon the filing of the Amendment to the Certificate of Incorporation, the Company will have all requisite corporate power and authority to issue and deliver the Second Restated Note and to issue and deliver the Warrant Stock issuable upon exercise of the Tranche 2 Warrants.

          3.3 Subsidiaries. Except as set forth in Schedule 3.3, the Company has no subsidiaries or affiliated companies and does not otherwise own or control, directly or indirectly, any equity interest in any corporation, association, partnership or business entity, nor has the Company made any commitment or subscribed for the purchase of any such equity interest. The Company owns all of the outstanding voting securities and other equity interests, if any, and all rights to acquire such securities, of those subsidiaries which are set forth in
Schedule 3.3 (the "subsidiaries"). Each subsidiary has all requisite corporate power and authority to execute and deliver the Transaction Documents to which it is a signatory. The execution and delivery of each Transaction Document to which any subsidiary is a party, and the consummation of the transactions contemplated thereby have been duly and validly authorized by, the Board of Directors of each such Subsidiary.

          3.4 Capitalization. (a) The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, of which 16,476,568 shares are issued and outstanding as of the date hereof. Upon the filing of the Amendment to the Certificate of Incorporation, the authorized capital stock of the Company shall consist of 100,000,000 shares of Common Stock.

               (b) The authorized capital stock of each of the subsidiaries of the Company and the number of issued and outstanding shares of capital stock and other equity interest, if any, including rights to acquire securities of such subsidiaries are identified in Schedule 3.4.

               (c) Except as set forth in Schedule 3.4, there are no options, warrants or other rights outstanding to purchase or acquire, or any securities convertible into or exchangeable for, nor has the Company or its subsidiaries agreed to issue or reissue, other than pursuant to this Agreement, any of the Company's authorized and unissued capital stock of the Company or its subsidiaries. Except as set forth in Schedule 3.4 or as contemplated by this Agreement, to the Company's best knowledge, there are no voting agreements concerning any of the outstanding securities of the Company or its subsidiaries; and except as set forth in Schedule 3.4, other than (i) as contemplated in the Madeleine Registration Rights Agreement, (ii) as set forth in the Registration Rights Agreement, dated November 25, 1998, as amended, by and between the Company and certain holders of the Company's outstanding Common Stock and (iii) as set forth in the Registration Rights Agreement, dated December 1, 1999, by and between the Company and Madeleine, there are no agreements to register any of the Company's securities. No person will be entitled to any preemptive rights with respect to the Warrant Stock.

          3.5 Authorization. Except for the Stockholder Approval (in respect of the Second Restated Note and the Tranche 2 Warrants only) and the filing of the Amendment to the Certificate of Incorporation (in respect of the Second Restated Note only), all corporate action on the part of the Company and its subsidiaries necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Documents by the Company or any subsidiary, the authorization, sale, issuance and delivery of the Restated Notes and the Warrant Stock, and the performance of all of the Company's and its subsidiaries' respective obligations under this Agreement and the other Transaction Documents have been taken. This Agreement and the other Transaction Documents have been (or will be upon their delivery at the Subsequent Closing, as the case may be) duly executed and delivered on behalf of the Company and its subsidiaries. This Agreement and the other Transaction Documents constitute (or will constitute upon their delivery at the Subsequent Closing, as the case may be) valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. As of the date hereof (i) the Warrant Stock is duly reserved for issuance upon exercise of the Tranche 1 Warrants, and, when so issued, will be duly authorized, validly issued, fully paid and non-assessable and (ii) the Warrant Stock, when so issued, will be free of any liens or encumbrances, in all cases, subject to restrictions on transfer pursuant to the Stockholders' Agreement, the Madeleine Registration Rights Agreement and under state and/or federal securities laws. Upon the filing of the Amendment to the Certificate of Incorporation: (i) the Warrant Stock will be duly reserved for issuance upon exercise of the Tranche 2 Warrants, and, when so issued, will be duly authorized, validly issued, fully paid and non-assessable and (ii) the Warrant Stock, when so issued, will be free of any liens or encumbrances, in all cases, subject to restrictions on transfer pursuant to the Stockholders' Agreement, the Madeleine Registration Rights Agreement and under state and/or federal securities laws.

          3.6 Compliance with Other Instruments. Neither the Company nor any of its subsidiaries is in violation or default of any provision of its organizational documents or of any mortgage, indenture, contract, agreement, instrument, judgment or decree to which the Company or any of its subsidiaries is a party or by which any of them is bound, except as would not individually or in the aggregate have a Company Material Adverse Effect. The execution, delivery and performance by the Company of this Agreement, the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, will not result in any violation of or conflict with the Company's Restated Certificate of Incorporation or Bylaws, as amended and restated (or as proposed to be amended by the Amendment to the Certificate of Incorporation), or the organizational documents of any subsidiary and will not result in any violation of or conflict with, or constitute a default under, any mortgage, indenture, contract, agreement, instrument, judgment or decree to which the Company or any of its subsidiaries is a party or by which any of them is bound or in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or any of its subsidiaries, except as would not individually or in the aggregate have a Company Material Adverse Effect.

          3.7 No Governmental or Third Party Consent. No consent, approval or authorization of or registration, qualification, designation, declaration or filing with, any governmental authority or any other person or entity on the part of the Company or its subsidiaries is required in connection with the valid execution and delivery of this Agreement or the other Transaction Documents, except for (i) such filings as may be required in connection with the exemption under the Securities Act of 1933, as amended (the "Securities Act"), or the qualification (or the exemption from qualification, if available) under applicable blue sky laws, which filings and qualifications, if required, will be accomplished in a timely manner, (ii) the filing of the Proxy Statement contemplated by Section 5.1 and (iii) the filing with the Secretary of State of the State of Delaware of the Amendment to the Certificate of Incorporation.

          3.8 Offering. Subject to the accuracy of the Purchaser's representations in Section 4 hereof, the offer, sale and issuance of the Restated Notes and the Warrants pursuant to this Agreement, constitute transactions exempt from the registration requirements of Section 5 of the Securities Act.

          3.9 Brokers or Finders. Neither the Company nor any of its subsidiaries has retained any investment banker, broker or finder in connection with the transactions contemplated by this Agreement except for Chanin Capital LLC, and there are no brokerage commissions, finder's fees or similar items of compensation payable in connection therewith based on any arrangement or agreement made by or on behalf of the Company.

          3.10 SEC Reports. The Company has filed with the Securities and Exchange Commission (the "Commission") and provided to the Purchaser all forms, reports and documents required to be filed by the Company since January 1, 1997 and prior to the date hereof (collectively, the "Company's Prior SEC Reports") pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder (the "Exchange Act"), all of which, when filed, complied in all material respects with all applicable requirements of the Exchange Act. As of their respective dates, the Company's Prior SEC Reports and all forms, reports and documents to be filed by the Company after the date hereof and prior to the Subsequent Closing Date (the "Company's Subsequent SEC Reports," and together with the Company's Prior SEC Reports, the "Company's SEC Reports") did not contain and will not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company and its subsidiaries included in the Company's SEC Reports incorporated by reference therein were prepared and will be prepared in accordance with generally accepted accounting principles ("GAAP") (subject, in the case of such unaudited financial statements, to the absence of complete footnotes) applied on a consistent basis (except as indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the dates thereof and the results of its consolidated operations and cash flows for the periods then ended (subject in the case of the unaudited interim financial statements, to normal year-end audit adjustments, which shall not be material in amount or nature).

          3.11 Absence of Certain Developments. Except as set forth in Schedule 3.11, since June 30, 1999, there has been no change in the consolidated assets, liabilities, condition (financial or otherwise), cash flows, operating results, business or prospects of the Company and its subsidiaries from that reflected in the Company's Prior SEC Reports that would have resulted in, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in
Schedule 3.11, since June 30, 1999, neither the Company nor any of its subsidiaries has (i) directly or indirectly declared or paid any dividend or ordered or made any other distribution on account of any shares of any class of its capital stock (other than by a wholly-owned subsidiary to the Company or to another wholly-owned subsidiary), (ii) directly or indirectly redeemed, purchased or otherwise acquired any such shares or agreed to do so or set aside any sum or property for any such purpose, (iii) made any capital expenditures exceeding $100,000 other than (x) prior to the date hereof, in the ordinary course of business and (y) after the date hereof, as specifically approved by the Purchaser or contemplated by the Business Plan (if and when adopted) or (iv) incurred any Indebtedness exceeding $100,000.

          3.12  Absence  of  Undisclosed  Liabilities.  Except  as set  forth in
Schedule 3.12, neither the Company nor any of its subsidiaries has any liability or obligation, absolute or contingent, that is not reflected in the consolidated financial statements included in the Company's SEC Reports filed prior to the date hereof, other than obligations and liabilities which taken individually or in the aggregate would not have a Company Material Adverse Effect.

          3.13 Taxes. Except as set forth in Schedule 3.13, the Company and each of its subsidiaries have filed all tax returns and reports required by law to be filed (or have sought appropriate extensions therefor), and have paid, or otherwise fully reserved for in accordance with GAAP, all taxes, assessments and other governmental charges that are due and payable, except (x) for those matters being contested in good faith and by appropriate proceedings by the Company or the affected subsidiaries and for which adequate reserves have been established in accordance with GAAP or (y) for those matters for which the charges, accruals and reserves on the books of the Company and its subsidiaries in respect of taxes are adequate, and the Company knows of no assessment for additional taxes or any basis therefor.

          3.14 Title to Properties; Liens and Encumbrances. Except as set forth in Schedule 3.14, the Company and each of its subsidiaries have good title to all of their respective properties and assets, both real and personal, tangible and intangible, reflected on the balance sheet included in the consolidated financial statements included in the Company's SEC Reports filed prior to the date hereof or acquired after the date thereof (except inventory or other personal property disposed of in the ordinary course of business subsequent to the date thereof), and such properties and assets are not subject to any mortgage, pledge, lien, security interest, encumbrance or charge other than (i) liens for current taxes not yet due and payable, (ii) liens and encumbrances that do not materially detract from the value of the property subject thereto or materially impair the operations of the Company or any of its subsidiaries,
(iii) liens securing obligations reflected in such financial statements or (iv) the current mortgage on the Company's building located at 11-30 47th Avenue, Long Island City, New York. With respect to real property or assets it leases, all such leases are in writing, the Company or the applicable subsidiary is in compliance with such leases (except for such defaults or breaches that would not have a Company Material Adverse Effect) and holds valid leasehold interests free of any liens, claims or encumbrances except for those described in clauses (i) through (iii) of the preceding sentence.

          3.15 Litigation, etc. Except as described on Schedule 3.15, there are no actions, suits, proceedings or investigations (i) pending or, to the Company's knowledge, threatened against the Company or any of its subsidiaries or which otherwise involve the Company's or any of its subsidiaries' business or operations, or (ii) to the Company's knowledge, pending or threatened against any of the officers, directors or principal stockholders in their capacities as officers, directors or stockholders of the Company or any of its subsidiaries, except in each case where an adverse outcome would not individually or in the aggregate have a Company Material Adverse Effect.

          3.16 Employees, Pension and Benefit Plans.

               (a) To the Company's knowledge, no employee of the Company or any of its subsidiaries is in violation of any term of any employment contract or any other contract or agreement between such employee and the Company or any of its subsidiaries, and there is no strike or other labor dispute pending or, to the knowledge of the Company, threatened, with respect to the Company or any of its subsidiaries.

               (b) Schedule 3.16(b) identifies each employment agreement and each retirement, pension, savings, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, death, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, vacation, incentive or other compensation plan or arrangement or other employee benefit that the Company or any of its subsidiaries currently maintains or to which any such entity currently contributes for the benefit of any of its employees or former employees (or dependents or beneficiaries thereof) (or as to which the Company, any subsidiary thereof or any person that, together with the Company or such subsidiary, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each such person, including the Company or such subsidiary, a "Commonly Controlled Entity") may otherwise have any liability), including, but not limited to, any pension plan (each a "Pension Plan") as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and any welfare plan as defined in
Section 3(1) of ERISA (a "Welfare Plan"), whether funded, insured or self-founded or whether written or oral (each of the foregoing contained in this Section 3.16(b) (a "Plan").

               (c) Each Plan has been administered in all material respects in accordance with its terms. The Company, the subsidiaries thereof and all Plans are in compliance in all material respects with the applicable provisions of ERISA, the Code, all other applicable laws and each such Plan which is intended to meet the requirements of a "qualified plan" under Section 401(a) of the Code has been determined by the IRS to be a qualified plan (in form) by the issuance of a favorable determination letter by the IRS. There is no pending or, to the knowledge of the Company, threatened legal action, suit, investigation or claim relating to the Plans (other than routine claims for benefits). Neither the Company or any subsidiary thereof has engaged in a transaction in connection with which such entity would be subject to either a civil penalty pursuant to
Section 502(i) or ERISA or tax pursuant to Section 4975 of the Code. All contributions and other payments required to be made by the Company or any subsidiary thereof to any Plan as of the Subsequent Closing Date, or with respect to any period ending prior to the Subsequent Closing Date, have (or will have) been made, on or prior to the Subsequent Closing Date.

               (d) To the knowledge of the Company, there has not occurred, and the transactions contemplated by this Agreement will not result in the occurrence of, a "reportable event" within the meaning of Section 4043 of ERISA. To the knowledge of the Company, neither the Company nor any Commonly Controlled Entity has, within the five (5) year period preceding the Subsequent Closing Date, entered into any transaction the principal purpose of which was to evade liability to which the Company or any Commonly Controlled Entity would otherwise be subject under Title IV of ERISA. The principal purpose of the Company entering into the transactions contemplated by this Agreement is not to evade liability to which the Company or any Commonly Controlled Entity would otherwise be subject under Title IV of ERISA.

               (e) Except as described on Schedule 3.16(e), no benefits under any Plan set forth in Schedule 3.16(b) shall become accelerated as a result of the transactions contemplated by this Agreement.

               (f) Except as required  under Section 4908B of the Code,  neither
the  Company  or  any   subsidiary   thereof  has  an   obligation   to  provide
post-retirement health or life benefits.

               (g) WARN. Neither the Company nor any of its subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or similar state laws which remains unpaid or unsatisfied.

               (h) All management  employees of the Company and its subsidiaries
have  signed   nondisclosure  and  confidentiality   agreements  and  agreements
requiring all inventions to be the property of and assigned to the Company.

               (i) To the knowledge of the Company, there is no contractual or other restriction purporting to preclude or restrict any management employee of the Company or any subsidiary, or any person to whom an offer of employment is currently pending, from accepting or continuing employment with the Company or any subsidiary.

          3.17 Compliance With Law. The Company and its subsidiaries are conducting and have conducted their respective businesses and operations in compliance  with all  governmental  rules and  regulations  applicable  thereto, including without limitation those relating to occupational safety, environmental, health and employment practices, and are not in violation or default in any respect under any statute, law, ordinance, rule, regulation, judgment, order, decree, concession, grant, franchise, license or other governmental authorization or approval applicable to it or any of its properties, except in each case where an adverse outcome would not individually or in the aggregate have a Company Material Adverse Effect.

          3.18 Permits. The Company and its subsidiaries have all material permits, licenses, orders and approvals of any federal, state, local or foreign governmental or regulatory body (collectively, the "Permits") that are necessary in the conduct of their respective businesses substantially in the manner as now conducted and as proposed to be conducted in accordance with the Business Plan; all such Permits are in full force and effect; no material violations have been recorded in respect of any such Permits; and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit in any material respect any such Permits.

          3.19 Intellectual Property.

               (a) Each of the Company or its subsidiaries owns, possesses or has the right to use the specific Intellectual Property Rights (defined below) described in Schedule 3.19(a) hereto and the Company reasonably believes that the Company or its subsidiaries are able to develop, own, possess, license or use such Intellectual Property Rights as are necessary or required for the conduct of the Company's or its subsidiaries' businesses as currently conducted. "Intellectual Property Rights" means all intellectual property rights of a proprietary nature, including, without limitation, patents, patent applications, patent rights, trademarks, trade names, service marks, copyrights, computer programs, franchises, licenses, trade secrets, proprietary processes, methodologies, know-how and formulae.

               (b) Except as shown on Schedule 3.19(b), no royalties, license fees or other compensation are payable by the Company or any of its subsidiaries to any other person by reason of the ownership or use of any Intellectual Property Rights.

               (c) To the Company's knowledge, no product presently proposed to be marketed, sold or licensed by the Company or any of its subsidiaries violates, or will violate, any license or infringe any Intellectual Property Rights of any other person. There is no pending or, to the Company's knowledge, threatened claim or litigation against the Company or any of its subsidiaries that any of said Intellectual Property Rights or that the operations of the Company's or any of its subsidiaries' businesses conflict with the asserted rights of any other person.

               (d) To the Company's knowledge, except as set forth on Schedule 3.19(d), all licenses for the use of any System (defined below) permit the Company or a third party to make all modifications, bypasses, de-bugging, work-around, repairs, replacements, conversions or corrections necessary to permit the components of each System to operate compatibly, in conformance with their respective specifications and to be Year 2000 Compliant. To the Company's knowledge, except as set forth on Schedule 3.19(d), no software contains any "backdoor" or concealed access or any "software locks" or similar undocumented devices which, upon the occurrence of a certain event, the passage of a certain amount of time or the taking of any action (or failure to take any action) by or on behalf of the Company, will cause any software or database to be destroyed, erased, damaged, or otherwise rendered inoperable or inaccessible. To the Company's knowledge, except as set forth on Schedule 3.19(d), no component of any System is subject to the federal export control laws or regulations. "System" means any combination of (a) software, including operating systems, bridgeware, firmware, middleware or utilities, owned, developed licensed by or to or used or sold by the Company, (b) hardware such as mainframes, midrange computers, personal computers, notebooks, services, printers, modems, drives, peripherals, or components thereof, (c) databases, including information recorded, stored, transmitted and retrieved electronically, or (d) any embedded control such as a microprocessors, microcontrollers, smart instrumentation or other sensors, drives, monitors, robotic or other device containing semiconductors, memory circuits, BIOSs, PROMs, or other microchips.

               (e) Except as set forth on Schedule 3.19(e), none of the Company's or any of its subsidiaries' executive officers or, to the Company's knowledge, employees has any claims whatsoever (whether direct, indirect or contingent) of right, title or interest in or to any of the Company's or any of its subsidiaries' Intellectual Property Rights; nor are any of such individuals precluded by an agreement from engaging in any business which the Company or any of its subsidiaries proposes to conduct as of the date hereof.

          3.20  Disclosure.  No  written  statement,  memorandum,   certificate,
schedule or other written information provided (or to be provided) to the Purchaser or any of its representatives by or on behalf of the Company in connection with the transactions contemplated hereby, when viewed together with all other written statements and information provided to the Purchaser and its representatives by or on behalf of the Company, including the SEC Reports, in light of the circumstances under which they were made, (i) contains or will contain any materially misleading statement or (ii) omits or will omit to state any material fact necessary to make the statements therein not misleading.

          3.21 Year 2000 Compliance. To the Company's knowledge, each System that constitutes any part of, or is used in connection with, the use, operation or enjoyment of any material tangible or intangible asset or real property of the Company or any of its subsidiaries, is Year 2000 Compliant. The Company has not received written notice that a System that is material to the business, finances or operations of the Company or any of its subsidiaries receives data from or communicates with any component or System external to itself (whether or not such external component or System is the Company's, its subsidiaries; or any third party's) that is not itself Year 2000 Compliant excepting the parts of the external component or System within which noncompliance will have no effect on the data or communications sent to the Company, or on the Systems of the Company.

          3.22 Labor  Agreements  and  Actions.  Except as set forth in Schedule
3.22 neither the Company nor any subsidiaries is bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and, to the Company's knowledge, no labor union has requested or has sought to represent any of the employees, consultants, representatives or agents of the Company or any of its subsidiaries. To the Company's knowledge, there is no strike or other labor dispute involving the Company or any of its subsidiaries pending or threatened that could have a Company Material Adverse Effect, nor is the Company aware of any labor organization activity involving its or any of its employees or consultants. The Company is not aware that any officer or key employee or key consultant, or that any group of key employees or key consultants, intends to terminate their employment or consulting relationship with the Company or any of its subsidiaries, nor does the Company have a present intention to terminate the employment or consulting relationship of any of the foregoing. The employment of each officer and employee of the Company and its subsidiaries is terminable at the will of the Company or such subsidiary, as appropriate, and except as disclosed on Schedule 3.22, without any required severance payment. The consulting relationship of each consultant of the Company and its subsidiaries is terminable at the will of the Company or such subsidiary, as appropriate, and except a disclosed on Schedule 3.22 without any required severance payment. To the Company's knowledge, each of the Company and its subsidiaries has complied in all material respects with Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act, and all other applicable state and federal equal employment opportunity and other laws related to employment.

         3.23     Agreements; Action

               (a) Except for the transactions contemplated by the Transaction Documents and as disclosed on Schedule 3.23, there are no material agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company or any of its subsidiaries, taken as a whole, or the Company, individually, is a party or by which it is bound.

               (b) All of the contracts, agreements, and instruments set forth on Schedule 3.23 are evidenced by a writing (except where noted on Schedule 3.23), have been duly and validly executed by the Company or by the applicable subsidiary, and are valid, binding and enforceable in accordance with their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (c) to the extent that indemnification provisions contained in any such contracts, agreements and instruments may be limited by applicable federal or state securities laws. The Company and each of its subsidiaries is in compliance in all material respects with its obligations pursuant to the contracts, agreements and instruments set forth on Schedule 3.23. Neither the Company nor any of its subsidiaries has any knowledge of any breach or anticipated breach by the other parties to any of the contracts, agreements and instruments set forth on Schedule 3.23.

          3.24  Compliance  with  Market  Requirements.  Except  as set forth in
Schedule 3.24, the Company is in compliance with all requirements of The Nasdaq National Market and of any stock exchange or quotation system on which the securities of the Company are publicly traded (each, a "SRO"). The Company has not received any communication from any SRO with respect to (i) the delisting or threatened delisting of any of the Company's securities that are publicly traded on such SRO or (ii) any other sanction or disciplinary action taken or threatened against the Company or any of its affiliates.

          3.25 Related-Party Transactions. Except as disclosed on Schedule 3.25, no employee, consultant, officer, or director of the Company or any of its subsidiaries, or holder of five percent (5%) or more of any class of the stock of the Company, or any member of the immediate family of any of any director or officer (i) is indebted to the Company or any of its subsidiaries, nor is the Company or any of its subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them; (ii) has any direct or indirect ownership interest in (A) any firm or corporation with which the Company or any of its subsidiaries is affiliated, (B) any firm or corporation with which the Company or any of its subsidiaries has a business relationship, or (C) any firm or corporation that competes with the Company or any of its subsidiaries (except for ownership of not more than two percent (2%) of the outstanding voting securities of a publicly-traded company that competes with the Company or any of its subsidiaries). No employee, consultant, officer or director of the Company or any of its subsidiaries or any member of the immediate family of any director or officer is directly or indirectly interested in any material contract with the Company or the subsidiaries. Except as disclosed on Schedule 3.24 or pursuant to any employment agreement with the Company or any of its subsidiaries listed on Schedule 3.23, neither the Company nor any of its subsidiaries is obliged to pay, and does not intend to pay, any retention bonus or any other bonus to any employee of or consultant to the Company or such subsidiary.

          3.26 Environmental. Neither the Company nor any of its subsidiaries is in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, except as would not individually or in the aggregate have a Company Material Adverse Effect, and no material expenditures are or will be required in order to comply with any such statute, law or regulation.

          3.27 Insurance. Schedule 3.27 hereto sets forth a true and complete list of all insurance policies maintained by or for the benefit of the Company or any of its subsidiaries, and all Directors and Officers insurance policies of the Company and its subsidiaries, specifying the insurer, the amount of the coverage (including applicable deductibles), the type of insurance, the policy number, any pending claims thereunder as to which the Company or any of its subsidiaries has received notice and which relate to the Company or any of its subsidiaries and a summary of all claims made thereunder as to which the Company or any of its subsidiaries has received notice and which relate to the Company or any of its subsidiaries in the twelve (12) months immediately preceding the date hereof. The insurance policies described on Schedule 3.27 are in full force and effect in all material respects. Neither the Company nor any of its subsidiaries has failed to give notice of any claim under any such policy in a due and timely fashion except to the extent such failure has been remedied or otherwise would not have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has received an effective notice of cancellation or nonrenewal of any such policy binder. There has been no material inaccuracy in any application for such policies, any failure to pay premiums when due except to the extent such failure has been remedied or any other similar state of facts that would form the basis for termination of any such insurance.


                                   Article IV

                 Representations and Warranties of the Purchaser

          The Purchaser represents and warrants to the Company as follows:

          4.1 Organization and Standing. Madeleine is a limited liability company duly organized and existing under and by virtue of the laws of New York and is in good standing under such laws and WarrantCo is a limited liability company duly organized and existing under and by virtue of the laws of Delaware and is in good standing under such laws.

          4.2 Corporate Power. Each entity that constitutes the Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement and the other Transaction Documents to which it is a party.

          4.3 Authorization; No Conflict. All legal action on the part of the Purchaser and its members necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Documents and the performance of all of the Purchaser's obligations under this Agreement and the other Transaction Documents to which it is a party has been taken. This Agreement and the other Transaction Documents when executed and delivered by the Purchaser, shall constitute the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules governing specific performance, injunctive relief or other equitable remedies. The execution and performance of the transactions contemplated by this Agreement by the Purchaser and the compliance with its respective provisions by the Purchaser will not (a) conflict with or violate the organizational documents of the Purchaser or (b) require the Purchaser any filing with, or any permit, authorization, consent or approval of any agency, bureau, commission, court, authority, department, official, political subdivision, tribunal or other instrumentality of any government (a "Governmental Entity") so as to not have a material adverse effect on the ability of the Purchaser to complete the transactions contemplated by this Agreement.

          4.4 Experience. Each entity for whom Purchaser is acting as nominee is an accredited investor within the meaning of Regulation D promulgated under the Securities Act and, by virtue of its experience in evaluating and investing in private placement transactions of securities in companies similar to the Company, it is capable of evaluating the merits and risks of its investment in the Restated Notes, the Warrants and the Warrant Stock (collectively, the "Securities") and has the capacity to protect its own interests.

          4.5 Investment. Madeleine is acquiring the Restated Notes, and WarrantCo is acquiring the Warrants, for investment purposes only and not with the view to, or for resale in connection with, any distribution of any part thereof in violation of the Securities Act. Madeleine and WarrantCo understand that the Restated Notes and the Warrant Stock, respectively, have not been registered under the Securities Act or applicable state and other securities laws by reason of a specific exemption from the registration provisions of the Securities Act and applicable state and other securities laws, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser acknowledges and is aware of the following:

               (a) there will be substantial restrictions on the transferability of the Securities arising under the applicable securities laws; and

               (b) no representation, guarantee or warranty has been made to the Purchaser by the Company, its officers, directors, agents, or employees or any other person, expressly or by implication, as to the profitability of the Company or the Securities, except for those representations and warranties set forth in this Agreement and the other Transaction Documents.

          4.6 Restricted Securities. The Purchaser will not sell or otherwise transfer the Securities, without registration under the Securities Act or applicable state securities laws or an exemption therefrom. The Securities have not been registered under the Securities Act or under the securities laws of certain states. The Purchaser is aware that an exemption from the registration requirements of the Securities Act pursuant to Rule 144 promulgated thereunder is not presently available; and, except as provided in the Madeleine Registration Rights Agreement with respect to the Warrant Stock, the Company has no obligation to register the Warrant Stock, or to make available an exemption from the registration requirements pursuant to such Rule 144 or any successor rule for resale of the Warrant Stock.

          4.7 Risk Factors. The Purchaser recognizes that investment in the Securities involves substantial risks, including loss of the entire amount of such investment. Further, it has carefully read and considered the matters set forth under the caption "Risk Factors" in the Company's Prior SEC Reports and has taken full cognizance of and understands all of the risks related to the purchase of Securities.

          4.8 Legend. The Purchaser acknowledges that the Restated Notes and the certificate(s) representing the Warrants and the Warrant Stock shall be stamped or otherwise imprinted with a legend substantially in the following form:

          "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS, WHICH, IN THE OPINION OF COUNSEL FOR THE HOLDER, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO COUNSEL FOR THIS CORPORATION, IS AVAILABLE."

               The Company may place a stop transfer order on its transfer books against the Restated Notes, the Warrants or the Warrant Stock to enforce the foregoing restrictions. As soon as such restrictions are lifted, the Company shall take all necessary steps to remove from the Restated Notes or any certificate(s) evidencing the Warrants or the Warrant Stock, and shall remove any stop transfer order on its transfer books pertaining to such restrictions against the Restated Notes or the Warrants or the Warrant Stock.

          4.9 Access to Data. The Purchaser has had an opportunity to discuss the Company's and its subsidiaries' business, management, financial affairs and prospects with its management, the opportunity to review the Company's and its subsidiaries' facilities and Company's SEC Reports and the opportunity to ask questions of officers and directors of the Company. The Purchaser has carefully considered and has, to the extent it believes such discussion necessary, discussed with its professional legal, tax, accounting and financial advisors the suitability of an investment in the Securities for its particular tax and financial situation and has determined that the Securities are a suitable investment for it. The Purchaser acknowledges that (i) it has had the right to request copies of any documents, records, and books pertaining to this investment and (ii) any such documents, records and books which it requested have been made available for inspection by it, its attorney, accountant or adviser(s).

          4.10 Brokers or Finders. The Purchaser has not retained any investment banker, broker or finder. The Purchaser will indemnify and hold the Company harmless against any liability, settlement or expense arising out of, or in connection with, any such claim.

          4.11 Intent of Representations and Warranties. The Purchaser acknowledges and represents to the Company that it is making the foregoing representations and warranties with the intent that they may be relied upon by the Company in determining the suitability of the sale of the Securities to the Purchaser for purposes of the federal and state securities laws.

                                    Article V

                   Covenants of the Company and the Purchaser

          5.1  Stockholder Approval.

               (a) The Company will take all action necessary in accordance with and subject to applicable law and its Restated Certificate of Incorporation and Bylaws, as amended and restated, to convene a meeting of its stockholders and will use commercially reasonable efforts to solicit the approval of its stockholders of the authorization and issuance of the Second Restated Note and the Tranche 2 Warrants and the Warrant Stock issuable upon exercise thereof, the Amendment to the Certificate of Incorporation and the other transactions contemplated by the Subsequent Closing, to the extent required by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation or Bylaws and all applicable laws and regulations (the "Stockholder Approval").

               (b) The Company's Board of Directors has recommended (and will continue to recommend subject to its fiduciary duties under applicable law) the Stockholder Approval by the Company's stockholders and the Company shall take all reasonable, lawful action to solicit the Stockholder Approval. The Company's Board of Directors may withdraw or modify its approval of the transactions contemplated by the Subsequent Closing or recommendation of Stockholder Approval if Chanin Capital LLC's Fairness Opinion (as defined in Section 6.1) shall not have been obtained or been withdrawn.

               (c) The Company agrees to prepare and file with the Commission a proxy statement (the "Proxy Statement") seeking the Stockholder Approval as soon as practicable after the date hereof. Each of the parties hereto agrees to cooperate with the other, its counsel and its accountants, in the preparation and filing of the Proxy Statement. The Purchaser agrees to furnish to the Company all information concerning the Purchaser as may be reasonably requested in connection with the foregoing. Prior to the filing of the Proxy Statement, the Purchaser shall have had the opportunity to review and object to any information relating to the transactions contemplated hereby or with respect to the Purchaser. The Purchaser shall not be deemed to have approved any information included in the Proxy Statement except for information provided to the Company by the Purchaser for the purpose of inclusion in the Proxy Statement. The Company shall comply with all applicable laws and regulations in distributing the Proxy Statement to its stockholders.

               (d) Each of the Purchaser and the Company agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company's stockholders' meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of the Purchaser and the Company further agrees that if it shall become aware of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

               (e) The Company shall indemnify, defend and hold harmless, to the fullest extent permitted by law, the Purchaser, its directors, officers, members and agents and each other person, if any, who controls the Purchaser or for whom Purchaser acts as nominee (collectively, the "Indemnified Persons"), against any and all losses, claims, damages or liabilities, joint or several, and expenses (including fees of counsel and any amounts paid in any settlement effected with Company's consent, which consent shall not be unreasonably withheld) to which such Indemnified Persons may become subject under the Act, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof), or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Proxy Statement or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (ii) any violation by Company of any federal or state rule or regulation applicable to Company and relating to action required of or inaction by Company in connection with any such Proxy Statement, or (iii) any breach or failure of observance or performance of any representation, warranty, covenant, agreement or commitment made by the Company under this Agreement or any of the other Transaction Documents or as a result of any such representation, warranty, covenant, agreement or commitment being untrue or incorrect in any respect. The Company will reimburse Indemnified Persons for any reasonable legal or any other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding. Notwithstanding the foregoing, Company shall not be liable to any Indemnified Person to the extent that any such loss, claim, damage, liability (or action or proceeding, whether commenced or threatened, in respect thereof) or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to Company by or on behalf of any such Indemnified Person, for use in the preparation of the Proxy Statement.

          5.2 [Intentionally Omitted.]

          5.3 Amendment to the Certificate of Incorporation. Upon receipt of the Stockholder Approval and if the Fairness Opinion has been received and not withdrawn, altered or amended in any material respect, the Company shall take, or cause to be taken, all action necessary to file the Amendment to the Certificate of Incorporation in accordance with the relevant provisions of the General Corporation Law of the State of Delaware.

          5.4 Reserve for the Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of effecting the exercise of the Tranche 1 Warrants and otherwise complying with the terms of this Agreement, such number of its duly authorized shares of Common Stock as shall be sufficient to effect the exercise of the Tranche 1 Warrants from time to time outstanding or otherwise to comply with the terms of this Agreement. Upon the filing of the Amendment to the Certificate of Incorporation, the Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of effecting the exercise of the Tranche 2 Warrants and otherwise complying with the terms of this Agreement, such number of its duly authorized shares of Common Stock as shall be sufficient to effect the exercise of the Tranche 2 Warrants from time to time outstanding or otherwise to comply with the terms of this Agreement. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of the Warrants or otherwise to comply with the terms of this Agreement, the Company will forthwith take such corporate action as may be necessary to increase is authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes. The Company will use its reasonable efforts to obtain any authorization, consent, approval or other action by or make any filing with any court or administrative body that may be required under applicable state securities laws in connection with the issuance of shares of Common Stock upon exercise of the Warrants.

          5.5 Additional Affirmative Covenants. So long as any principal of or interest on Restated Notes shall remain unpaid, the Company will, unless the Purchaser shall otherwise consent in writing:

               (a) Reporting Requirements. Furnish to the Purchaser:

                    (i) as soon as available and in any event within 45 days after the end of each fiscal quarter of the Company and its subsidiaries, consolidated and consolidating balance sheets, consolidated and consolidating statements of operations and retained earnings and consolidated and consolidating statements of cash flows of the Company and its subsidiaries as at the end of such quarter, and for the period commencing at the end of the immediately preceding fiscal year of the Company and its subsidiaries (the "Fiscal Year") and ending with the end of such quarter, setting forth in each case in comparative form the figures for the corresponding date or period of the immediately preceding Fiscal Year, and, with respect to the period(s) covered thereby, the Business Plan, all in reasonable detail and certified by the Chief Executive Officer or Chief Financial Officer of the Company as fairly presenting, in all material respects, the consolidated financial position of the Company and its subsidiaries  as of the  end of  such  quarter  and  the  consolidated results of operations and cash flows of the Company and its subsidiaries for such quarter, in accordance with GAAP applied in a manner consistent with that of the most recent audited financial statements of the Company and its subsidiaries furnished to the Purchaser, subject to normal year-end adjustments;

                    (ii) as soon as available, and in any event within 90 days after the end of each Fiscal Year consolidated and consolidating balance sheets, consolidated statements of operations and retained earnings and consolidated and consolidating statements of cash flows of the Company and its subsidiaries as at the end of such Fiscal Year, setting forth in comparative form the corresponding figures for the immediately preceding Fiscal Year, all in reasonable detail and prepared in accordance with GAAP, and accompanied by a report and an unqualified opinion, prepared in accordance with generally accepted auditing standards, of independent certified public accountants of recognized standing selected by the Company and satisfactory to the Purchaser (which opinion shall be without (A) a "going concern" or like qualification or exception or (B) any qualification or exception as to the scope of such audit);

                    (iii) as soon as available, and in any event within 25 days of the end of each fiscal month of the Company and its subsidiaries internally prepared consolidated and consolidating balance sheets, consolidated and consolidating statements of operations and consolidated and consolidating statements of cash flows for such fiscal month of the Company and its subsidiaries for such fiscal month and for the period from the beginning of such Fiscal Year to the end of such fiscal month, setting forth in each case in comparable form the figures in the corresponding period covered by the Business Plan, all in reasonable detail and certified by the Chief Executive Officer or Chief Financial Officer as fairly presenting, in all material respects, the consolidated financial position of the Company and its subsidiaries as of the end of such fiscal month and the consolidated results of operations and cash flows of the Company and its subsidiaries for such fiscal month, in accordance with GAAP applied in a manner consistent with that of the most recent audited financial statements furnished to the Purchaser, subject to normal year-end adjustments;

                    (iv) simultaneously with the delivery of the financial statements of the Purchaser required by clauses (i), (ii) and (iii) of this Section 5.5(a), a certificate of the Chief Executive Officer or Chief Financial Officer stating that such Chief Executive Officer or Chief Financial Officer has reviewed the provisions of this Agreement and the Transaction Documents and has made or caused to be made under his or her supervision a review of the condition and operations of the Company and its subsidiaries during the period covered by such financial statements with a view to determining whether the Company and its subsidiaries were in compliance with all of the provisions of such Transaction Documents at the times such compliance is required by the Transaction Documents, and that such review has not disclosed, and such Chief Executive Officer or Chief Financial Officer has no knowledge of, the existence during such period of an Event of Default or Default or, if an Event of Default or Default existed, describing the nature and period of existence thereof and the action which the Company and its subsidiaries propose to take or have taken with respect thereto;

                    (v) on or before April 1 of each year, a revised Business Plan, including financial projections prepared on a monthly basis, in form and substance satisfactory to the Purchaser in its sole and absolute discretion, for the immediately succeeding Fiscal Year for the Company and its subsidiaries and (B) on or before the 30th day preceding the commencement of each fiscal quarter, financial projections prepared on a monthly basis, in form and substance satisfactory to the Purchaser in its sole and absolute discretion, for each remaining quarterly period in such Fiscal Year, all such Business Plans and financial projections to be reasonable, to be prepared on a reasonable basis and in good faith, and to be based on assumptions believed by the Company to be reasonable at the time made and from the best information then available to the Company;

                    (vi) promptly after submission to any government authority, all documents and information furnished to such government authority in connection with any investigation of the Company or any of its subsidiaries other than routine inquiries by such governmental authority;

                    (vii) as soon as possible, and in any event within three days after the occurrence of an Event of Default or Default or the occurrence of any event or development that could have a Material Adverse Effect, the written statement of the Chief Executive or Chief Financial Officer setting forth the details of such Event of Default, Default, other event or Material Adverse Effect and the action which the Company and its subsidiaries propose to take with respect thereto;

                    (viii) (A) as soon as possible and in any event (1) within 10 days after the Company or a Commonly Controlled Entity thereof knows or has reason to know that any Termination Event described in clause (i) of the definition of Termination Event with respect to any Employee Plan has occurred, (2) within 10 days after the Company or a Commonly Controlled Entity thereof knows or has reason to know that any other Termination Event with respect to any Plan has occurred, or
          (3) within 10 days after the Company or a Commonly Controlled Entity thereof knows or has reason to know that an accumulated funding deficiency has been incurred or an application has been made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan, a statement of the Chief Executive Officer or Chief Financial Officer setting forth the details of such occurrence and the action, if any, which the Company or such Commonly Controlled Entity propose to take with respect thereto, (B) promptly and in any event within three days after receipt thereof by the Company or a Commonly
          Controlled Entity thereof from the PBGC, copies of each notice received by the Company or a Commonly Controlled Entity thereof of the PBGC's intention to terminate any Plan or to have a trustee appointed to administer any Plan, (C) promptly and in any event within 10 days after the filing thereof with the Internal Revenue Service if requested by the Purchaser, copies of each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) with respect to each Plan, (D) promptly and in any event within 10 days after the Company or a Commonly Controlled Entity thereof knows or has reason to know that a required installment within the meaning of Section 412 of the Code has not been made when due with respect to a Plan, (E) promptly and in any event within three days after receipt thereof by the Company or a Commonly Controlled Entity thereof from a sponsor of a Multiemployer Plan or from the PBGC, a copy of each notice received by the Company or a Commonly Controlled Entity thereof concerning the imposition or amount of withdrawal liability under Section 4202 of
          ERISA or indicating that such Multiemployer Plan may enter reorganization status under Section 4241 of ERISA, and (F) promptly and in any event within 10 days after the Company or a Commonly Controlled Entity thereof send notice of a plant closing or mass layoff (as defined in WARN) to employees, copies of each such notice sent by the Company or a Commonly Controlled Entity thereof;

                    (ix) promptly after the commencement thereof but in any event not later than 5 days after service of process with respect thereto on, or the obtaining of knowledge thereof by, the Company or any subsidiary, notice of each action, suit or proceeding before any court or other governmental authority or other regulatory body or any arbitrator which, if adversely determined, could have a Material Adverse Effect;

                    (x) as soon as possible and in any event within 10 days after execution, receipt or delivery thereof, copies of any material notices that the Company executes or receives from or sends to any
          Person, counterparty to an agreement or governmental entity in connection with Permits and those items listed on Schedule 3.23 thereon or those items that would be deemed Permits or items to be listed on Schedule 3.23 if the representation and warranties in this agreement had been given on the date the notice is received;

                    (xi) promptly after the sending or filing thereof, copies of all statements, reports and other information the Company or any of its subsidiaries sends to any holders of its securities or files with the SEC or any national (domestic or foreign) securities exchange;

                    (xii) promptly upon receipt thereof, copies of all financial reports (including, without limitation, management letters), if any, submitted to the Company or any of its subsidiaries by its auditors in connection with any annual or interim audit of the books thereof; and

                    (xiii) promptly upon request, such other information concerning the condition or operations, financial or otherwise, of the Company or any of its affiliates as the Purchaser may from time to time may reasonably request.

               (b) Compliance with Laws, Etc. Comply, and cause each of its subsidiaries to comply, in all material respects with all applicable laws, rules, regulations and orders (including, without limitation, all environmental laws), such compliance to include, without limitation, (i) paying before the same become delinquent all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or upon any of its properties, and
(ii) paying all lawful claims which if unpaid might become a mortgage, deed of trust, pledge, lien (statutory or otherwise), security interest, charge or other encumbrance or security or preferential arrangement of any nature, including, without limitation, any conditional sale or title retention arrangement, any capitalized lease and any assignment, deposit arrangement or financing lease intended as, or having the effect of, security (a "Lien") or charge upon any of its properties, except to the extent contested in good faith by proper proceedings which stay the imposition of any penalty, fine or Lien resulting from the non-payment thereof and with respect to which adequate reserves have been set aside for the payment thereof.

               (c) Preservation of Existence, Etc. Maintain and preserve, and cause each of its subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

               (d) Keeping of Records and Books of Account. Keep, and cause each of its subsidiaries to keep, adequate records and books of account, with complete entries made in accordance with GAAP.

               (e) Maintenance of Properties, Etc. Maintain and preserve, and cause each of its subsidiaries to maintain and preserve, all of their properties which are necessary or useful in the proper conduct of their business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its subsidiaries to comply, at all times with the provisions of all leases to which each of them is a party as lessee or under which each of them occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

               (f) Maintenance of Insurance. Maintain, and cause each of its subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to their properties (including all real properties leased or owned by them) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and in any event in amount, adequacy and scope reasonably satisfactory to the Purchaser. All certificates of insurance are to be delivered to the Purchaser and the policies are to be premium prepaid, with the loss payable and additional insured endorsement in favor of Purchaser and such other Persons as the Purchaser may designate for time to time, and shall provide for not less than 30 days' prior written notice to the Purchaser of the exercise of any right of cancellation. If the Company or any of its subsidiaries fails to maintain such insurance, the Purchaser may arrange for such insurance, but at the Company's expense and without any responsibility on the Purchaser's part for obtaining the insurance, the solvency of the insurance companies, the adequacy of the coverage, or the collection of claims. Upon the occurrence of an Event of Default, the Purchaser shall have the sole right, in the name of the

Purchaser and the Company and its subsidiaries, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

               (g) Obtaining of Permits, Etc. Obtain, maintain and preserve, and cause each of its subsidiaries to obtain, maintain and preserve, all permits, licenses, authorizations, approvals, entitlements and accreditations which are necessary or useful in the proper conduct of its business and become or remain, and cause each of its subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

               (h) Further Assurances. Take such action and execute, acknowledge and deliver, and cause each of its subsidiaries to take such action and execute, acknowledge and deliver, at its sole cost and expense, such agreements, instruments or other documents as the Purchaser may require from time to time in order (i) to carry out more effectively the purposes of this Agreement and the Transaction Documents, (ii) to subject to valid and perfected first priority Liens any of the collateral or any other property of the Company and its subsidiaries, (iii) to establish and maintain the validity and effectiveness of any of the Transaction Documents and the validity, perfection and priority of the Liens intended to be created thereby, and (iv) to better assure, convey, grant, assign, transfer and confirm unto the Purchaser the rights now or hereafter intended to be granted to the Purchaser under this Agreement or the Transaction Documents.

               (i) Change in Collateral; Collateral Records. (i) Give the Purchaser not less than 30 days' prior written notice of any change in the location of any Collateral, other than to locations set forth on Schedule 5.5(i) and with respect to which the Purchaser has filed financing statements and otherwise fully perfected its Liens thereon, (ii) advise the Purchaser promptly, in sufficient detail, of any material adverse change relating to the type, quantity or quality of the collateral or the Lien granted thereon and
(iii) execute and deliver, and cause each of its subsidiaries to execute and deliver, to the Purchaser for the benefit of the Purchaser from time to time, solely for the Purchaser's convenience in maintaining a record of collateral, such written statements and schedules as the Purchaser may reasonably require, designating, identifying or describing the collateral.

               (j) Compliance with Business Plan. Operate its business, and cause each of its subsidiaries to operate its business, in strict compliance with the Business Plan, as such Business Plan shall have been modified from time to time with the approval of the Purchaser in accordance with the provisions of
Section 5.5(a)(v).

          5.6 Negative Covenants of the Company. From the date hereof until so long as any principal of or interest on any Restated Notes shall remain unpaid, the Company and its subsidiaries shall conduct their respective businesses in the ordinary course of business, in a manner consistent with past practice, and, to the extent consistent therewith, use reasonable efforts to maintain in all material respects their business organizations and assets, shall not take any action reasonably likely to have a Company Material Adverse Effect or that is inconsistent with the Business Plan, and shall not, without the prior written consent of the Purchaser:

               (a) Liens, Etc. Create, incur, assume or suffer to exist, or permit any of its subsidiaries to create, incur, assume or suffer to exist any Lien upon or with respect to any of its property, whether now owned or hereafter acquired, to file or suffer to exist under the Uniform Commercial Code or any similar law or statute of any jurisdiction, a financing statement (or the equivalent thereof) that names the Company or any of its subsidiaries as debtor, to sign or suffer to exist any security agreement authorizing any secured party thereunder to file such financing statement (or the equivalent thereof), to sell any of its property or assets subject to an understanding or agreement, contingent or otherwise, to repurchase such property or assets (including sales of accounts receivable) with recourse to the Company or any of its subsidiaries or assign or otherwise transfer, or permit any of its subsidiaries to assign or otherwise transfer, any account or other right to receive income, other than Permitted Liens.

               (b) Indebtedness. Create, incur, assume, guarantee or suffer to exist, or otherwise become or remain liable with respect to, or permit any of its subsidiaries to create, incur, assume, guarantee or suffer to exist or otherwise become or remain liable with respect to, any Indebtedness other than Permitted Indebtedness.

               (c) Fundamental Changes. Wind-up, liquidate or dissolve itself (or permit or suffer any thereof) or merge, consolidate or amalgamate with any Person, convey, sell, lease or sublease, transfer or otherwise dispose of, whether in one transaction or a series of related transactions, all or any part of its business, property or assets, whether now owned or hereafter acquired, or (agree to do any of the foregoing) or purchase or otherwise acquire, whether in one transaction or a series of related transactions, all or substantially all of the assets of any Person (or any division thereof) (or agree to do any of the foregoing), or permit any of its subsidiaries to do any of the foregoing; or establish or acquire any subsidiary.

               (d) Change in Nature of Business. Make, or permit any of its subsidiaries to make, any change in the nature of its business from that contemplated by the Business Plan.

               (e) Loans, Advances, Investments, Etc. Make or commit or agree to make any loan, advance guarantee of obligations, other extension of credit or capital contributions to, or hold or invest in or commit or agree to hold or invest in, or purchase or otherwise acquire or commit or agree to purchase or otherwise acquire any shares of the capital stock, bonds, notes, debentures or other securities of, or make or commit or agree to make any other investment in, any other Person, or purchase or own any futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, or permit any of its subsidiaries to do any of the foregoing, except for: (i) investments existing on the date hereof, as set forth on Schedule 5.6(e) hereto, but not any increase in the amount thereof as set forth in such Schedule or any other modification of the terms thereof, (ii) investments in subsidiaries (other than Unrestricted Subsidiaries, as defined in the Restated Notes), (iii) temporary loans and advances by the Company to its subsidiaries (other than Unrestricted Subsidiaries) and by such subsidiaries to the Company, made in the ordinary course of business and not exceeding in the aggregate for all such Persons at any one time outstanding $20,000, and (iv) Permitted Investments.

               (f) Capital Expenditures. Make or commit or agree to make, or permit any of its subsidiaries to make or commit or agree to make, any capital expenditure (by purchase or capitalized lease) except as approved by the Purchaser, or in accordance with and in the time periods contemplated by its Business Plan.

               (g) Restricted Payments. (i) Declare or pay any dividend or other distribution, direct or indirect, on account of any capital stock of the Company or any of its subsidiaries, now or hereafter outstanding (other than dividends and distributions by a wholly-owned subsidiaries of the Company to the Company or another wholly-owned subsidiary, (ii) make any repurchase, redemption, retirement, defeasance, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any capital stock of the Company or any direct or indirect parent of the Company, now or hereafter outstanding,
(iii) make any payment to retire, or to obtain the surrender of, any outstanding warrants, options or other rights for the purchase or acquisition of shares of any class of capital stock of the Company, now or hereafter outstanding, (iv) return any of capital to any shareholders or other equity holders of the Company or any of its subsidiaries, or make any other distribution of property, assets, shares of capital stock, warrants, rights, options, obligations or securities thereto as such or (v) except for the management and consulting fees specified on Schedule 5.6(g) hereto, pay any management fees or any other fees or expenses (including the reimbursement thereof by the Company or any of its subsidiaries) pursuant to any management, consulting or other services agreement to any of the shareholders or other equityholders of the Company or any of its subsidiaries or other affiliates, or to any other subsidiaries or affiliates or the Company:

               (h) Federal Reserve Regulations. Permit any Restated Note or the proceeds of any Restated Note under this Agreement to be used for any purpose that would cause such Restated Notes to be margin loans under the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States.

               (i) Transactions with Affiliates. Except for the management and consulting fees specified on Schedule 5.6(g) hereto, enter into, renew, extend or be a party to, or permit any of its subsidiaries to enter into, renew, extend or be a party to any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any of its affiliates, except in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to the Company or such subsidiary than would be obtainable in a comparable arm's length transaction with a Person that is not an affiliate thereof.

               (j) Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries. Create or otherwise cause, incur, assume, suffer or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any of its subsidiaries (i) to pay dividends or to make any other distribution on any shares of capital stock of such subsidiary owned by the Company or any of its subsidiaries, (ii) to pay or prepay or to subordinate any Indebtedness owed to the Company or any of its subsidiaries,
(iii) to make loans or  advances to the  Company or any of its  subsidiaries  or
(iv) to transfer any of its property or assets to the Company or any of its subsidiaries, or permit any of its subsidiaries to do any of the foregoing; provided, however, that nothing in any of clauses (i) through (iv) of this
Section 5.6(j) shall prohibit or restrict:

                    (A) this Agreement and the transactions contemplated hereby;

                     (B) any agreements in effect on the date of this Agreement and described on Schedule 5.6(j);

                     (C) any applicable law, rule or regulation (including, without limitation, applicable currency control laws and applicable state corporate statutes restricting the payment of dividends in certain circumstances);

                     (D) in the case of clause (iv) any agreement setting forth customary restrictions on the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract of similar property or assets; or

                     (E) in the case of clause (iv) any holder of a Permitted Lien from restricting on customary terms the transfer of any property or assets subject thereto.

               (k) Limitation on Issuance of Capital Stock.

                    (i) Issue or sell or enter into or amend or modify any agreement or arrangement for the issuance and sale of any shares of its capital stock, any securities convertible into or exchangeable for its capital stock or any warrants, options or other rights for the purchase or acquisition of any of its capital stock.

                    (ii) Permit any of its subsidiaries to issue or sell or enter into or amend or modify any agreement or arrangement for the issuance and sale of any shares of its capital stock, any securities convertible into or exchangeable for its capital stock or any warrants.

          (l) Modifications of Indebtedness, Organizational Documents and Certain Other Agreements; Etc. (i) Amend, modify or otherwise change (or permit the amendment, modification or other change in any manner of) any of the provisions of any Indebtedness of the Company or any of its subsidiaries or of any instrument or agreement (including, without limitation, any purchase agreement, indenture, loan agreement or security agreement) relating to any such Indebtedness if such amendment, modification or change would shorten the final maturity or average life to maturity of, or require any payment to be made earlier than the date originally scheduled on, such Indebtedness, would increase the interest rate applicable to such Indebtedness, or would change the subordination provision, if any, of such Indebtedness, or would otherwise be adverse to the issuer of such Indebtedness in any respect, (ii) except for the Restated Notes, make any voluntary or optional payment, prepayment, redemption or other acquisition for value of any Indebtedness of the Company or any of its subsidiaries (including, without limitation, by way of depositing money or securities with the trustee therefor before the date required for the purpose of paying any portion of such Indebtedness when due), or refund, refinance, replace or exchange any other Indebtedness for any such Indebtedness, or make any prepayment, redemption or repurchase of any outstanding Indebtedness as a result of any asset sale, change of control, issuance and sale of debt or equity securities or similar event, or give any notice with respect to any of the foregoing, or (iii) amend, modify or otherwise change its certificate of incorporation or bylaws (or other similar organizational documents), including, without limitation, by the filing or modification of any certificate of designation, or any agreement or arrangement entered into by it, with respect to any of its capital stock (including any shareholders' agreement), or enter into any new agreement with respect to any of its capital stock.

          (m) Investment Company Act of 1940. Engage in any business, enter into any transaction, use any securities or take any other action or permit any of its subsidiaries to do any of the foregoing, that would cause it or any of its subsidiaries to become subject to the registration requirements of the Investment Company Act of 1940, as amended, by virtue of being an "investment company" or a company "controlled" by an "investment company" not entitled to an exemption within the meaning of such Act.

          (n) Environmental. Permit the use, handling, generation, storage, treatment, release or disposal of (a) any element, compound or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, special waste, or solid waste under environmental laws; (b) petroleum and its refined products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic, including but not limited to, corrosivity, ignitability, toxicity or reactivity as well as any radioactive  or  explosive  materials;  and  (e)  any  raw  materials,  building components, including but not limited to asbestos-containing materials and manufactured products containing hazardous substances ("Hazardous Materials") at any property owned or leased by the Company or any of its subsidiaries except in compliance with environmental laws and so long as such use, handling, generation, storage, treatment, release or disposal of Hazardous Materials does not result in a Material Adverse Effect.

          (o) Certain Agreements. Agree to any material amendment or other material change to or material waiver of any of its rights under the Permits and those items listed on Schedule 3.23 thereon without the prior written consent of the Purchaser.

          (p) Certain Distributions. The Company will not make any distribution of stock or stock rights of the Company to stockholders, if made at the election of any of the stockholders of the Company if such distribution would result in taxable income to the Purchaser pursuant to Section 305 of the Internal Revenue Code, as amended.

          The Company shall give prompt notice to the Purchaser of any fact, event or circumstance known to it that (i) is reasonably likely, individually or together with other such matters, to result in any Company Material Adverse Effect, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements hereunder.

          Notwithstanding anything herein to the contrary, if the Company or its subsidiaries wish to make any capital expenditures for which the prior written consent of the Purchaser is required pursuant to Section 5.6(f) above or to incur Indebtedness for which the prior written consent of the Purchaser is required pursuant to Section 5.6(e) above, the Company shall deliver to the Purchaser (i) all material information concerning such capital expenditure or Indebtedness (including, without limitation, all material terms and conditions) and (ii) a certificate executed on behalf of the Company stating that the Company has delivered to the Purchaser all material information concerning such capital expenditure or Indebtedness. Promptly following the reasonable request of the Purchaser, the Company shall supply any additional information
(including, without limitation, due diligence materials) which is in its possession or reasonably available to it. If the Purchaser does not approve of such capital expenditure or Indebtedness in writing within five (5) business days following receipt of the certificate stated above (or, if later, within five (5) business days following receipt of additional information reasonably requested by them), approval of such capital expenditure or Indebtedness will be deemed to have been denied for purposes of this paragraph of Section 5.6.

          [5.7 [Intentionally Omitted]]

          5.8 Public Announcements. The Company and the Purchaser shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereby, shall provide each other the opportunity to review and comment upon, any such press release or public statement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with any securities exchange on which the Company's securities are listed.

          5.9 Preemptive Rights. In the event that the Company proposes to issue any capital stock or securities that are convertible into or exchangeable for capital stock (a "New Issuance") to any person (other than as a result of (a) the exercise of the Company's Class C and Class D Warrants, (b) the exercise of stock options granted under the Company's 1994 Stock Option Plan, as amended (including future increases to the numbers of options issued pursuant to the Company's 1994 Stock Option Plan, which increases are approved by the Board of Directors and WarrantCo), (c) the exercise of warrants issued to the former stockholders of ParaComm, Inc., in connection with the Company's acquisition of Paracomm on May 11, 2000, or (d) the stock and warrants issued to Casden Properties Operating Partnership, L.P. in connection with that certain Master
Broadband Services and Exclusive Agency Agreement between DualStar Communications Inc. (now known as OnTera, Inc.) and Casden Properties, Inc.), the Company shall, prior to any such New Issuance, offer to WarrantCo the opportunity to participate in such equity financing to the extent necessary to maintain WarrantCo's Purchaser's ownership percentage in the Company (assuming issuance of the Second Restated Note) whereupon WarrantCo shall have the right to subscribe for its Pro Rata Share of the capital stock being issued at a price and on other terms and conditions that are no less favorable to WarrantCo than to any other purchasers of such capital stock. "Pro Rata Share" means the product of (x) the number of shares of capital stock being issued in the New Issuance and (y) a fraction, the numerator of which is the number of shares of capital stock of the Company held by WarrantCo and its affiliates and the denominator of which is the number of shares of capital stock of the Company. For purposes of the immediately preceding sentence, the full exercise and exercise of outstanding warrants and other rights, options, warrants or convertible securities that are convertible into or exercisable for shares of capital stock of the Company shall be assumed to be outstanding. Such a right must be exercised by WarrantCo by written notice to the Company within 10 business days after notice of such New Issuance to WarrantCo by the Company. The closing of any purchase of shares of capital stock by WarrantCo under this
Section 5.9 shall be held at the time and place provided for the closing of, and on the same terms and conditions as, the New Issuance; provided, however, that, the purchase price paid by WarrantCo for shares of capital stock purchased pursuant to this Section 5.9 shall only be in cash or by surrender of all or a portion of the principal amount of and accrued and unpaid interest on, the Restated Notes, unless the Board of Directors determines otherwise in good faith, regardless of the form of consideration paid by any other Persons ("Third Party Investors") for shares of capital stock included in the New Issuance. In the event that the consideration paid by a Third Party Investor in the New Issuance is other than cash, the per share price shall be the Fair Market Value of such consideration. "Fair Market Value" means the fair market value of such consideration as determined in good faith by an independent, nationally recognized investment banker, reasonably acceptable to WarrantCo and the Company. Such a right shall expire on the date WarrantCo and its affiliates ownership percentage in the Company shall be under 2.5% of the Common Stock of the Company determined on a fully-diluted basis.

          5.10 Board of Directors. If any Event of Default (as defined in the Restated Notes) has occurred and is continuing, Company shall immediately amend its By-Laws to increase the number of authorized directors by three and Purchaser shall have the right to fill such vacancies with three individuals designated by Purchaser. Such directors shall continue in office until the later of (x) the next annual meeting of the Company's stockholders at which directors are elected and (y) no Event of Default shall have occurred and be continuing.

          5.11 Access to Information; Confidentiality.

               (a) The Company shall, and shall cause its subsidiaries to, afford the officers, employees, auditors and other agents of the Purchaser, full and free access at all reasonable times to its officers, employees, properties, offices, plants and other facilities and to its contracts, commitments, books and records, and shall furnish the Purchaser all such documents and such financial, operating and other data and information regarding the Company and its subsidiaries as the Purchaser, through its officers, employees or agents may from time to time reasonably request in order to conduct such due diligence review of the Company and its subsidiaries and their business, assets or properties as the Purchaser shall determine to be necessary or appropriate. Without limiting the foregoing, from time to time, at the request of the Purchaser, the Company will cause the officers of the Company to keep the officers of the Purchaser informed as to the affairs of such entities and to arrange for meetings with the management of each such entity from time to time upon the Purchaser's request.

               (b) All documents and other materials furnished to the Purchaser by the Company (directly or through their officers, representatives or agents) including information contained in files and documents, and all data, summaries and analyses, relating to the operation and financing of the Company shall be deemed Confidential Information; provided, however, that Confidential Information does not include any documents, information or data that (a) are or become publicly available other than as a result of acts by the Purchaser, or any agent or representative of or counsel to the Purchaser, in breach of this Agreement; (b) are known to the Purchaser, or any agent or representative of or counsel to the Purchaser, or are independently derived by the Purchaser, or any agent or representative of or counsel to the Purchaser, without the aid, application, or use of the Confidential Information; or (c) is disclosed to the Purchaser, or any agent or representative of or counsel to the Purchaser, by a third party not under a duty of confidentiality to the Company. the Purchaser and its officers, directors, agents, attorneys and accountants shall treat the Confidential Information as strictly confidential, and shall protect and safeguard all of the Confidential Information against unauthorized use, publication or disclosure. Other than to such of its officers, directors or employees who require such Confidential Information for the purposes set forth in this subsection and who are subject to this Agreement, the Purchaser will not disclose Confidential Information to any third party, without having first obtained the written agreement of such third party to be bound by the terms and conditions of this Agreement. This obligation of confidentiality and non-use shall not apply to Confidential Information to the extent (but only to the extent) that (a) the Company gives its prior written consent, or (b) the Purchaser is required, by subpoena or other legal process issued by a court or governmental authority of competent jurisdiction, to disclose such information (a "Disclosure Order"); provided, however, that the Purchaser shall (i) promptly upon receipt of such Disclosure Order, furnish a copy thereof to the Company in writing, of the circumstances surrounding such Disclosure Order; (ii) before making any disclosure in response to such Disclosure Order, afford the Company an opportunity to seek and cooperate with the Company in seeking, such protective order as they may deem appropriate, and (iii) if disclosure of Confidential Information is legally required, disclose (either directly or through any agent, representative or counsel) only such documents, materials, files, documents, data, summaries or analyses as counsel to the Purchaser shall advise is required by the express requirements of such Disclosure Order.

          5.12 [Intentionally Omitted]

          5.13 Inspection Rights. So long as the Purchaser or any Purchaser Transferees continues to hold at least a 10% interest in the Restated Notes issued hereunder (or 10% of the aggregate amount of Warrant Stock issuable upon exercise of the Warrants issued hereunder), the Company shall permit and cause each of its subsidiaries (if any) to permit the Purchaser, and Purchaser Transferees, and such Persons as they may designate at the Purchaser's expense, upon not less than five (5) business days' prior notice to the Company to visit and inspect during normal business hours and without material disruption to the Company's business, any of the properties of the Company and its subsidiaries, examine their books, discuss the affairs, finances and accounts of the Company and its subsidiaries with their officers, employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Purchaser and such designees such affairs, finances and accounts), and consult with and advise the management of the Company and its subsidiaries as to their affairs, finances and accounts, all at reasonable times and upon reasonable notice.


                                   Article VI

                              Conditions to Closing

          6.1 Conditions to Purchaser's Obligations. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement with respect to the Second Restated Note and the Tranche 2 Warrants are subject to the satisfaction of the following conditions prior to or at the Subsequent Closing, unless waived by the Purchaser:

               (a) The representations and warranties of the Company herein contained shall be true and correct in all material respects as of the Subsequent Closing as if made on and as of the Subsequent Closing Date;

               (b) The Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement and the other Transaction Documents to be performed in or complied with by the Company on or prior to the Subsequent Closing Date;

               (c) The Company shall have delivered to the Purchaser an Officers' Certificate, dated the Subsequent Closing Date, to the foregoing effect and stating that all conditions to the Purchaser's obligations hereunder have been satisfied in all material respects;

               (d) All approvals and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated;

               (e) No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (either temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by the Subsequent Closing;

               (f) There shall not have been and be continuing any change that has had or could reasonably be expected to have a Company Material Adverse Effect between the date hereof and the Subsequent Closing as if made on the Subsequent Closing Date;

               (g) The Company shall have entered into a communications services contract with a major telecommunications service provider previously identified to Purchaser, which contract shall be in form and substance satisfactory to the Purchaser (in its sole and absolute discretion), and such contract shall remain in full force and effect, without any default thereunder;

               (h) All documents and instruments identified in Section 2.3 of this Agreement shall have been executed and delivered by the parties thereto (other than the Purchaser);

               (i) The Stockholder Approval shall have been obtained;

               (j) The Company shall have received confirmation of the proper filing of the Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware;

               (k) The Company and the Purchaser shall have agreed on a mutually satisfactory business plan for the Company addressing such matters as, without limitation, revenues, expenses, profits, margins, maximum capital requirements, subscriber units, number of buildings serviced and number of installations (the "Business Plan");

               (l) All material contracts and leases reduced to writing except as set forth in Schedule 3.23;

               (m) Except as set forth in Schedule 3.24, the Company (i) shall be and shall have been for the ninety (90) day period prior to closing in compliance with The Nasdaq National Market Issuer Designation Requirement and all applicable requirements of any other SRO, and (ii) shall not have received any communication from The Nasdaq National Market or any SRO with respect to (a) the delisting or threatened delisting of any of the Company's securities that are publicly traded on The Nasdaq National Market or such SRO, or (b) any other sanction or disciplinary action taken or threatened against the Company or any of its affiliates;

               (n) All of the issued and outstanding securities of each of the subsidiaries of the Company shall be held by the Company free and clear of any lien, pledge, security interest or any other encumbrance whatsoever, except for any lien, pledge, security, interest or other encumbrance created by the Transaction Documents or otherwise existing in favor of the Purchaser;

               (o) The Company and each of its subsidiaries shall have filed all tax returns and reports required by law to be filed, and shall have paid, or otherwise fully reserved for in accordance with GAAP, all taxes, assessments and other governmental charges that are due and payable except (x) for those matters being contested in good faith and by appropriate proceedings by the Company or the affected subsidiaries and for which adequate reserves have been established in accordance with GAAP, (y) for those matters for which the charges, accruals and reserves on the books of the Company and its subsidiaries in respect of taxes are adequate or (z) where such failure to file, pay or reserve is not material;

               (p) The Company shall have paid, at the First Closing Date, up to $100,000 of legal fees and other costs and expenses incurred by the Purchaser in connection with the transactions contemplated by this Agreement in accordance with Section 2.3(f) of this Agreement, except for any litigation fees, costs and expenses other than those contemplated by Section 5.1(e);

               (q) A favorable opinion shall have been delivered to the Company by Chanin Capital LLC (or such other investment banker as is reasonably acceptable to the Purchaser) to the effect that this Agreement and the transactions contemplated hereby are fair to the Company and its shareholders, from a financial point of view (the "Fairness Opinion"), and such Fairness Opinion shall not have been withdrawn, altered or amended in any material respect;

               (r) There shall not have occurred any event or circumstance that has, or could reasonably be expected to have, a Company Material Adverse Effect; and

               (s) The Company shall have executed and delivered to Blackacre an agreement (the "Strategic Alliance Agreement") with Blackacre, pursuant to which Blackacre provides access rights to buildings directly or indirectly controlled by Blackacre, which agreement shall contain terms, and be in form and substance, satisfactory to Blackacre.

          6.2 Conditions to Company's Obligations. The obligations of the Company to consummate the transactions contemplated by this Agreement with respect to the Second Restated Note are subject to the satisfaction, prior to or at the Subsequent Closing, of the following conditions, unless waived by the
Company:

               (i) Madeleine shall have delivered to the Company the Subsequent Purchase Price by wire transfer of immediately available funds pursuant to the Company's instructions;

               (ii) the Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Subsequent Closing Date;

               (iii) the representations and warranties of the Purchaser herein contained shall be true and correct in all material respects as of the Subsequent Closing Date as if made on and as of the Subsequent Closing Date;

               (iv) the Stockholder Approval shall have been obtained;

               (v) the Company shall have received confirmation of the proper filing of the Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware;

               (vi) all approvals and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the transactions contemplated by the Subsequent Closing shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated;

               (vii) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (either temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by the Subsequent Closing;

               (viii) the Fairness Opinion, once received, shall not have been withdrawn, altered or amended in any material respect; and

               (ix) all documents and instruments identified in Section 2.3 of this Agreement shall have been executed and delivered by the parties thereto (other than the Company).

                                   Article VII

                                   Termination

          7.1 Termination. This Agreement may be terminated at any time prior to the Subsequent Closing:

               (a) by mutual agreement of the Purchaser and the Company;

               (b) by either the Purchaser or the Company if the Subsequent Closing shall not have occurred on or before December 1, 2000;

               (c) by the Purchaser if the Fairness Opinion, once received, shall have been withdrawn or modified in any material respect, or if the Company's board of directors shall have withdrawn its recommendation in favor of Stockholder Approval; or

               (d) by the Purchaser if the Company breaches any material representation, warranty or agreement contained in this Agreement, to the extent that such breach is not cured by the Company within fifteen (15) days after written notice is delivered to the Company by the Purchaser or such breach is not capable of being cured by the Company.


                                  Article VIII

                                  Miscellaneous

          8.1 Governing Law. This agreement shall be governed in all respects by the internal laws of the State of New York without regard to its conflicts of laws provisions; provided however, that the General Corporation Law of the State of Delaware shall apply to any matter relating to corporate governance of the Company or the Warrant Stock.

          8.2  Survival.   The   representations,   warranties,   covenants  and
agreements made herein shall survive any investigation made by the Purchaser and the closing of the transactions contemplated hereby.

          8.3 Successors and Assigns. The Purchaser may assign and transfer its rights and obligations under this Agreement to its affiliates (now existing or arising in the future) or any affiliate thereof in compliance with applicable laws. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.

          8.4 Entire Agreement; Amendment. This Agreement, its attachments and the other documents delivered pursuant hereto at the Closings constitute the full and entire understanding and agreement between the parties and their affiliates with regard to the subjects hereof and thereof. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written agreement of the Company and the Purchaser.

          8.5 Definitions. The terms defined or referenced in Annex A whenever used herein, shall have the meanings set forth therein for purposes of this Agreement (such definitions to be equally therein for purposes of this Agreement (such definitions to be equally applicable to both the singular, plural, masculine, feminine and neuter forms of the terms herein defined). Unless the context otherwise requires, all references herein to dollars or "$" shall be to United States dollars.

          8.6 Notices. All notices and other communications required or permitted hereunder to a party shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger including Federal Express or similar courier services, addressed to such party at the address set forth in the introductory paragraph of this Agreement, or at such other address as each party shall have last furnished to the other in writing. Notices to each of the Purchasers shall be sent to:
Madeleine L.L.C.,  450 Park Avenue,  28th Floor, New York, New York 10022, Attn:
Mr. Mark A. Neporent, with a copy to: Stuart D. Freedman, Esq., Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, the day after the same has been deposited with an airborne courier service, or if sent by mail or courier, at the earlier of its receipt or seventy-two (72) hours after the same has been deposited with the United States Postal Service or addressed and mailed as aforesaid.

          8.7 Delays or Omissions. Except as expressly provided herein, no failure on the part of any party to this Agreement to exercise, and no delay in exercising, any right under this Agreement or any other Transaction Document shall impair such right or operate as a waiver thereof; nor shall any single or partial exercise of any right under this Agreement or any other Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights of the Purchaser under this Agreement, the Restated
Notes or any other Transaction Documents against any party thereto are not conditional or contingent on any attempt by the Purchaser to exercise any rights under any other Transaction Document against such party or against any other person. No waiver of any single breach or default shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character in respect of any breach or default under this Agreement or any other Transaction Document, or any waiver of any provisions or conditions of this Agreement or any other Transaction Document, must be in writing (signed by the party granting such waiver, permit, consent or approval) and shall be effective only to the extent specifically set forth in such writing. Without limiting the generality of the foregoing, the Purchaser shall not be deemed to have waived any condition set forth in Section
6.1 unless the Purchaser expressly and specifically waives such condition in writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement or any other Transaction Document, shall be cumulative and not alternative.

          8.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the party actually executing such counterparts, and all of which together shall constitute one instrument.

          8.9 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

          8.10 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                                    * * * * *

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                             DUALSTAR TECHNOLOGIES CORPORATION,
                                             a Delaware corporation


                                             By:________________________________
                                                Name:
                                                Title:


                                             MADELEINE, L.L.C.


                                             By:
                                                  Name:
                                                  Title:


                                             DSTR WARRANT CO., LLC


                                             By:  ______________________________
                                                  Name:
                                                  Title:

                                     Annex A

          "Contingent  Obligation"  means,  with  respect  to  any  Person,  any obligation of such Person guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, (i) the direct or indirect guaranty, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of a primary obligor, (ii) the obligation to make take-or-pay or similar payments, if required, regardless of nonperformance by any other party or parties to an agreement, (iii) any obligation of such Person, whether or not contingent, (A) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (B) to advance or supply funds (1) for the purchase or payment of any such primary obligation or
(2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (C) to purchase property, assets, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (D) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term "Contingent Obligation" shall not include any products warranties extended in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation with respect to which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability with respect thereto (assuming such Person is required to perform thereunder), as determined by such Person in good faith.

          "Employee  Plan"  means  an  employee   benefit  plan  (other  than  a
Multiemployer Plan) covered by Title IV of ERISA and maintained (or was maintained at any time during the six (6) calendar years preceding the date of any borrowing hereunder) for employees of the Company or any of its ERISA Affiliates.

          "ERISA Affiliate" means, with respect to any Person, any trade or business (whether or not incorporated) which is a member of a group of which such Person is a member and which would be deemed to be a "controlled group" within the meaning of Sections 414(b), (c), (m) and (o) of the Code.

                                   EXHIBIT 2

                            CLASS E WARRANT AGREEMENT


          AGREEMENT, dated of November 8, 2000, by and between DUALSTAR TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company"), and DSTR Warrant Co., LLC, a Delaware limited liability company ("WarrantCo").


                                   WITNESSETH:

          WHEREAS, in connection with its execution and delivery of that certain Securities Purchase Agreement, dated as of November 8, 2000 (the "Securities Purchase Agreement"), by and among the Company, WarrantCo and Madeleine, L.L.C., a New York limited liability company ("Madeleine") and the Company will issue to WarrantCo (or its designees, which may be an entity owned or controlled by it) Class E Warrants to purchase up to 5,000,000 shares of Common Stock, as defined below (the "Warrants"), in accordance with the terms of this Agreement; and

          NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the Warrant Certificate and the respective rights and obligations thereunder of the Company and the holders of Warrant Certificates, the parties hereto agree as follows:

          SECTION 1. Definitions.

          As used herein, the following terms shall have the following meanings, unless the context shall otherwise require:

          (a) "Common Stock" shall mean the common stock of the Company of which at November 8, 2000 consists of 25,000,000 authorized shares, par value $.01 per share, and shall also include any capital stock of any class of the Company thereafter authorized which shall not be limited to a fixed sum or percentage in respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary liquidation, dissolution, or winding up of the Company (including, without limitations up to 75,000,000 additional authorized shares of Common Stock, the creation of which is contemplated by the Securities Purchase Agreement); provided, however, that the shares issuable upon exercise of the Warrants shall include (i) only shares of such class designated in the Company's Restated Certificate of Incorporation as Common Stock on the date of the original issue of the respective Warrants, or
(ii) in the case of any reclassification, change, consolidation, merger, sale, or conveyance of the character referred to in Section 8(c) hereof, the stock, securities, or property provided for in such Section, or (iii) in the case of any reclassification or change in the outstanding shares of Common Stock issuable upon exercise of the Warrants as a result of a subdivision or combination or a change in par value, or from par value to no par value, or from no par value to par value, such shares of Common Stock as so reclassified or changed.

          (b) "Exercise Date" shall mean, as to any Warrant, the date on which the Company shall have received both (a) the Warrant Certificate representing such Warrant, with the exercise form thereon duly executed by the Registered Holder (as defined below) thereof or his attorney duly authorized in writing, and (b) payment in cash by wire transfer of immediately available funds or by official bank or certified check made payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price (as defined below).

          (c) "First Restated Note" shall mean the note issued by the Company to Madeleine pursuant to the Securities Purchase Agreement in the amount of twelve million five hundred thousand dollars ($12,500,000) due September 30, 2007.

          (d) "Market Price" of the Common Stock shall mean (i) the average closing bid price for the twenty (20) consecutive trading days prior to the measuring date, of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automatic Quotation System or (ii) the average last reported sale price, for the twenty (20) consecutive trading days prior to the measuring date, on the primary exchange on which the Common Stock is traded, if the Common Stock is traded on a national securities exchange.

          (e) "Material Adverse Change" shall mean any material adverse change in the business, financial condition, results of operations or prospects of the Company and its subsidiaries taken as a whole.

          (f) "Purchase Price" shall mean the purchase price per share of Common Stock to be paid upon exercise of each Warrant in accordance with the terms hereof, which purchase price shall initially be equal to $4.00, subject to adjustment as provided herein.

          (g) "Registered Holder" shall mean as to any Warrant and as of any particular date, the person in whose name the certificate representing the Warrant shall be registered on that date on the books maintained by the Company pursuant to Section 6.

          (h) "Second Restated Note" shall mean the note issued by the Company to Madeleine pursuant to the Securities Purchase Agreement in the amount of twenty million dollars ($20,000,000) due September 30, 2007.

          (i) "Transfer Agent" shall mean American Stock Transfer & Trust Company, as the Company's transfer agent of its Common Stock, or its authorized successor, as such.

          (j) "Warrant Certificates" shall mean the certificates representing the Warrants to be issued hereunder.

          (k) "Warrant Expiration Date" shall mean the earlier of (x) 5:00 P.M. (New York Time) on December 30, 2007 or (y) the date on which the First Restated Note or Second Restated Note, as applicable, is repaid in full. Upon notice to all Registered Holders, the Company shall have the right to extend the Warrant Expiration Date.

          SECTION 2. Warrants and Issuance of Warrant Certificates.

          (a) Upon the Company's execution and delivery of the Securities Purchase Agreement, Warrant Certificates in respect of 3,125,000 Warrants shall be executed by the Company and delivered to WarrantCo. Upon the occurrence of the Subsequent Closing (as defined in the Securities Purchase Agreement), Warrant Certificates in respect of additional 1,875,000 Warrants shall be executed by the Company and delivered to WarrantCo.

          (b) A Warrant initially shall entitle the Registered Holder of the Warrant representing such Warrant to purchase for the Purchase Price one share of Common Stock upon the exercise thereof, in accordance with the terms hereof subject to modification and adjustment as provided in Section 8 hereof.

          (c) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall countersign and deliver stock certificates in required whole number denominations representing shares of Common Stock in an amount equal to the number of shares issuable under the Warrants, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

          (d) Notwithstanding any other provision herein to the contrary, to the extent that the Company shall prepay any portion (but less than all) of the principal amount owed by it under (and in accordance with) the First Restated Note or the Second Restated Note, then upon such prepayment the aggregate number of Warrants issuable hereunder shall be reduced by a number determined by multiplying (i) the number of Warrants issuable upon exercise of the Warrants immediately prior to such prepayment by (ii) a fraction of which the numerator is the amount of such prepayment, and of which the denominator is the principal amount outstanding immediately prior to such prepayment; provided, that if any such partial prepayment shall occur and the holder(s) of the First Amended Noted or the Second Amended Note (as the case may be) shall not have received at least 30 day's advance written notice thereof, the adjustment contemplated hereby shall not take effect until 11:59 p.m. on the thirtieth (30th) day following the date on which such holder(s) receive written notice of such prepayment.

          (e) From time to time, up to the Warrant Expiration Date, the Company shall deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement, provided that no Warrant Certificates shall be issued except (i) those initially issued hereunder, (ii) those issued in connection with the Subsequent Closing, (iii) those issued, upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised warrants held by the exercising Registered Holder, (iv) those issued upon any transfer or exchange pursuant to Section 6; (v) those issued in replacement of lost, stolen, destroyed, or mutilated Warrant Certificates pursuant to Section 7; and (vi) those issued at the option of the Company, in such form as may be approved by its Board of Directors, to reflect any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants therefor made pursuant to Section 2(d) or Section 8 hereof.

          SECTION 3. Form and Execution of Warrant Certificates

          (a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers, or other marks of identification or designation and such legends, summaries, or endorsements printed, lithographed, or engraved thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or which any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants maybe listed, or to conform to usage or to the requirements of Section 2(b). The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange, or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrant Certificates shall be numbered serially with the letters WE.

          (b) Warrant Certificates shall be executed on behalf of the Company by its President, or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be an officer of the Company or to hold the particular office referenced in the Warrant Certificate before the date of issuance and delivery of the Warrant Certificates, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be an officer of the Company or to hold such office.

          SECTION 4. Exercise.

          Each Warrant maybe exercised by the Registered Holder thereof at any time, but not after the Warrant Expiration Date, upon the terms and subject to the conditions set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder of those securities upon the exercise of the Warrant as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Company shall deposit the cash proceeds (if applicable) received from the exercise of a Warrant. The Company, shall cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise (plus a certificate for any remaining unexercised Warrants of the Registered Holder).

          SECTION 5. Reservation of Shares; Listing; Payment of Taxes, etc.

          (a) The Company covenants that it will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon exercise of Warrants, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which shall be issuable upon exercise of the Warrants shall, at the time of delivery, be duly and validly issued, fully paid, nonassessable, and free from all taxes, liens, and charges with respect to the issue thereof (other than those which the Company shall promptly pay or discharge), and that upon issuance such shares shall be listed on each national securities exchange or eligible for inclusion in each automated quotation system, if any, on which the other share of outstanding Common Stock of the Company are then listed or eligible for inclusion.

          (b) The Company covenants that if any securities to be reserved for the purpose of exercise of Warrants hereunder require registration with, or approval of, any governmental authority under any federal securities law before such securities may be validly issued or delivered upon such exercise, then the Company will, in good faith and as expeditiously as reasonably possible, endeavor to secure such registration or approval and will use its reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws. With respect to any such securities, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

          The Company shall pay all documentary, stamp, or similar taxes and other governmental charges that may be imposed with respect to the issuance of Warrants, or the issuance, or delivery of any shares upon exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery shall be made unless the person requesting the same has paid to the Company the amount of transfer taxes or charges incident thereto, if any.

          SECTION 6. Exchange and Registration of Transfer.

          (a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class. Warrant Certificates to be exchanged shall be surrendered to the Company, and upon satisfaction of the terms and provisions hereof, the Company shall execute, issue, and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

          (b) Upon due presentment for registration of transfer of any Warrant Certificate at such office, the Company shall execute and the Company shall issue and deliver to the transferee or transferees a new Warrant Certificate of Certificates representing an equal aggregate number of Warrants.

          (c) With respect to all Warrant Certificates presented for registration or transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

          (d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that shall be imposed in connection therewith.

          (e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Company.

          (f) Prior to due presentment for registration of transfer thereof, the Company may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than the duly authorized officer of the Company) for all purposes and shall not be affected by any notice to the contrary.

          SECTION 7. Loss or Mutilation.

          Upon receipt by the Company of evidence satisfactory to it of the ownership of and loss, theft, destruction, or mutilation of any Warrant
Certificate and (in case of loss, theft, or destruction ) of indemnity satisfactory to it, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall issue, execute and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. SECTION 8. Adjustment of Exercise Price and Number Shares of Common Stock or Warrants.

          (a) Subject to the exceptions referred to in Section 8(g) below, in the event the Company shall, at any time or from time to time after the date hereof, (i) sell any shares of Common Stock for a consideration per share less than the Market Price of the Common Stock on the date of the sale or (ii) issue any shares of Common Stock as a stock dividend to the holders of Common Stock, or (iii) subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such sale, issuance, subdivision, or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Purchase Price in effect immediately prior to such Change of Shares shall be changed to a price (including any applicable fraction of a cent) determined by multiplying the Purchase Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to issuance of such additional shares and the number of shares of Common Stock which the aggregate consideration received (determined as provided in subsection 8(f) below) for the issuance of such additional shares would purchase at such current Market Price per share of Common Stock, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately after the issuance of such additional shares. Such adjustment shall be made successively whenever such an issuance is made.

          Upon each adjustment of the Purchase Price pursuant to this Section 8, the total number of shares of Common Stock purchasable upon the exercise of each Warrant shall (subject to the provisions, contained in Section 8(b) hereof) be such number of shares (calculated to the nearest tenth) purchasable at the Purchase Price in effect immediately prior to such adjustment multiplied by a fraction, the numerator of which shall be the Purchase Price in effect immediately prior to such adjustment, and the denominator of which shall be the Purchase Price in effect immediately after such adjustment.

          (b) The Company may elect, upon any adjustment of the Purchase Price hereunder, to adjust the number of Warrants outstanding, in lieu of the adjustment in the number of shares of Common Stock purchasable upon the exercise of each Warrant as hereinabove provided, so that each Warrant outstanding after such adjustment shall represent the right to purchase one share of Common Stock. Each Warrant held of record prior to such adjustment of the number of Warrants shall become that number of Warrants (calculated to the nearest tenth) determined by multiplying the number one by a fraction, the numerator of which shall be the Purchase Price in effect immediately prior to such adjustment and the denominator of which shall be the Purchase Price in effect immediately after such adjustment. Upon each adjustment of the number of Warrants pursuant to this
Section 8, the Company shall, as promptly as practicable, cause to be distributed to each Registered Holder of Warrant Certificates on the date of such adjustment Warrant Certificates evidencing, subject to Section 9 hereof, the number of additional Warrants to which such Holder shall be entitled as a result of such adjustment or, at the option of the Company, cause to be distributed to such Holder in substitution and replacement for the Warrant Certificates held by him prior to the date of adjustment (and upon surrender thereof, if required by the Company) new Warrant Certificates evidencing the number of Warrants to which such Holder shall be entitled after such adjustment.

          (c) In case of any reclassification, capital reorganization, or other change of outstanding shares of Common Stock, or in case of any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization, or other change of outstanding shares of Common Stock), or in case of any sale or conveyance to another corporation of the property of the Company as, or substantially as, an entirety (other than a sale/leaseback, mortgage, or other financing transaction), the Company shall cause effective provision to be made so that each holder of a Warrant then outstanding shall have the right thereafter by exercising such Warrant, to purchase the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital reorganization, or other change, consolidation, merger, sale, or conveyance by a holder of the number of shares of Common Stock that might have been purchased upon exercise of such Warrant immediately prior to such reclassification, capital reorganization, or other change, consolidation, merger, sale, or conveyance. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 8. The Company shall not effect any such consolidation, merger or sale unless prior to or simultaneously with the consummation thereof the successor (if other than the Company) resulting from such consolidation or merger or the corporation purchasing assets or other appropriate corporation or entity shall assume, by written instrument executed and delivered to the Company, the obligation to deliver to the holder of each Warrant such shares of stock, securities, or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase and the other obligations under this Agreement. The foregoing provisions shall similarly apply to successive reclassification, capital reorganizations, and other changes of outstanding shares of Common Stock and to successive consolidations, mergers, sales, or conveyances.

          (d) Irrespective of any adjustments or changes in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, the Warrant Certificates theretofore and thereafter issued shall, unless the Company shall exercise its option to issue new Warrant Certificates pursuant to Section 2(d) hereof, continue to express the Purchase Price per share, and the number of shares purchasable thereunder, and the number of shares purchasable as were expressed in the Warrant Certificates when the same were originally issued.

          (e) After each  adjustment  of the  Purchase  Price  pursuant  to this
Section 8, the Company at its expense, will promptly prepare a certificate signed by the President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Company setting forth: (i) the Purchase Price as so adjusted, (ii) the number of shares of Common Stock purchasable upon exercise of each Warrant after such adjustment, and, if the Company shall have elected to adjust the number of Warrants, the number of Warrants to which the registered holder of each Warrant shall then be entitled and the adjustment in Purchase Price resulting therefrom, and (iii) a statement of the facts, stated in reasonable detail, upon which such adjustment is based and the computation thereof. The Company will promptly send such statement by ordinary first class mail to each registered holder of Warrants at its last known address. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity thereof except as to the holder to whom the Company failed to mail such notice, or except as to the holder whose notice was defective.

          (f) For purposes of Section 8(a) and 8(b) hereof, the following provisions (i) to (vi) shall also be applicable:

               (i) No adjustment of the Purchase Price shall be made unless such adjustment would require an increase or decrease of at least one percent of such price; provided that any adjustment which by reason of this subsection
     (i) are not required to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment(s) so carried forward, shall require an increase or decrease of at least one percent in the Purchase Price then in effect hereunder.

               (ii)  In case of (1) the  sale  by the  Company  for  cash of any rights or warrants to  subscribe  for or  purchase,  or any options for the purchase of, Common Stock, or any securities convertible into or exchangeable for Common Stock without the payment of any further consideration (such convertible or exchangeable securities being herein called "Convertible Securities"), or (2) the issuance by the Company, without the receipt by the Company of any consideration therefor, of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants, or options, or the right to convert or exchange such Convertible Securities, are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such rights, warrants, or options or upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the minimum aggregate consideration payable to the Company upon the exercise of such rights, warrants, or options, plus the consideration received by the Company for the issuance or sale of such rights, warrants, or options, plus, in the case of such Convertible Securities, the minimum aggregate amount of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number of shares of Common Stock issuable upon the exercise of such rights, warrants, or options or upon the conversion or exchange of such Convertible Securities issuable upon the exercise of such rights, warrants, or options) is less than the Market Price of the Common Stock on the date of the issuance or sale of such rights, warrants, or options, then the total maximum number of shares of Common Stock issuable upon the exercise of such rights, warrants, or options or upon the conversion or exchange of such Convertible Securities (as of the date of the issuance or sale of such rights, warrants, or options) shall be deemed to be outstanding shares of Common Stock for purposes of Sections 8(a) and 8(b) hereof and shall be deemed to have been sold for cash in an amount equal to such price per share.

               (iii) In case of the sale by the Company of any Convertible Securities, whether or not the right of conversion or exchange thereunder is immediately exercisable, and the price per share for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount of consideration received by the Company for the sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, other than such Convertible Securities, payable upon the conversation or exchange thereof, by (y) the total maximum number of Common Stock issuable upon the conversion or exchange of such Convertible Securities) is less than the Market Price of the Common Stock on the date of the sale of such Convertible Securities, then the total maximum number of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities (as of the date of the sale of such Convertible Securities) shall be deemed to be outstanding shares of Common Stock for purposes of Sections 8(a) and 8(b) hereof and shall be deemed to have been sold for cash in an amount equal to such price per share.

               (iv) In case the Company shall modify the rights of conversion, exchange, or exercise of any of the securities referred to in subsection
     (ii) or subsection (iii) above or any other securities of the Company convertible, exchangeable, or exercisable for shares of Common Stock, for any reason other than an event that would require adjustment to prevent dilution, so that the consideration per share received by the Company after such modification is less than the Market Price on the date prior to such modification, the Purchase Price to be in effect after such modification shall be determined by multiplying the Purchase Price in effect immediately prior to such event by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding multiplied by the Market Price on the date prior to the modification plus the number of shares of Common Stock which the aggregate consideration receivable by the Company for the securities affected by the modification would purchase at the Market Price and of which the denominator shall be the number of shares of Common Stock outstanding on such date plus the number of shares of Common Stock to be issued upon conversion, exchange, or exercise of the modified securities at the modified rate. Such adjustment shall become effective as of the date upon which such modification shall take effect.

               (v) On the expiration of any such right, warrant, or option or the termination of any such right to convert or exchange any such Convertible Securities, the Purchase Price then in effect hereunder shall forthwith be readjusted to such Purchase Price as would have been obtained
     (a) had the adjustments made upon the issuance or sale of such rights, warrants, options, or Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered (and the total consideration received therefor) upon the exercise of such rights, warrants, or options or upon the conversion or exchange of such Convertible Securities and (b) had adjustments been made on the basis of the Purchase Price as adjusted under clause (a) for all transactions (which would have affected such adjusted Purchase Price) made after the issuance or sale of such rights, warrants, options, or Convertible Securities.

               (vi) In case of the sale for cash of any shares of Common  Stock, any Convertible Securities, any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, the consideration received by the Company therefor shall be deemed to be the sales price therefor after deducting therefrom any expense paid or incurred by the Company or any underwriting discounts or commissions or concessions paid or allowed by the Company in connection therewith.

          (g) Notwithstanding any provision hereof to the contrary, no adjustment to the Purchase Price of the Warrants or to the number of shares of Common Stock purchasable upon the exercise of each Warrant will be made, however,

               (i) upon the sale or exercise of the Warrants or the issuance, sale or exercise of the Class C Warrants of the Company; or

               (ii) upon the issuance or sale of Common Stock or Convertible Securities upon the exercise in accordance with the terms of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants, or options were outstanding on the date of the original issuance of the Warrants or were thereafter issued or sold, to the extent that appropriate adjustments hereunder shall already have been made upon the issuance or sale of such rights, warrants or options; or

               (iii) upon the issuance or sale of Common Stock upon conversion or exchange of any Convertible Securities in accordance with their terms, whether or not any adjustment in the Purchase Price was made or required to be made upon the issuance or sale of such Convertible Securities and whether or not such Convertible Securities were outstanding on the date of the original sale of the Warrants or were thereafter issued or sold, to the extent that appropriate adjustments hereunder shall already have been made upon the issuance or sale of such Convertible Securities; or

               (iv) upon the issuance of any Common Stock, warrants, options or other securities convertible into Common Stock authorized by the Corporation's Compensation Committee pursuant to a stock option or restricted stock plan approved by the Company's stockholders; or

               (v) upon the issuance of Common Stock, warrants, options or other securities convertible into Common Stock issued or granted in exchange for, or related to the Company obtaining, in a bona fide transaction, access rights to provide telecommunications and related services (including video, voice and data services) to any properties.

          (h) As used in this Section 8 the term "Common Stock" shall mean and include the Company's Common Stock authorized on the date hereof and shall also include any capital stock of any class of the Company thereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary liquidation, dissolution, or winding up of the Company; provided, however, that the shares issuable upon exercise of the Warrants shall include only shares of such class designated in the Company's Restated Certificate of Incorporation as Common Stock on the date of the original issue of the Warrants or (i), in the case of any reclassification, change, consolidation, merger, sale, or conveyance of the character referred to in a Section 8(c) hereof, the stock, securities, or property provided for in such section or (ii), in the case of any reclassification or change in the outstanding shares of Common Stock issuable upon exercise of the Warrants as a result of a subdivision or combination or a change in par value, or from par value to no par value, or from no par value to par value, such shares of Common Stock as so reclassified or changed.

               (i) Any determination as to whether an adjustment in the Purchase Price in effect hereunder is required pursuant to Section 8, or as to the amount of any such adjustment, if required, shall be binding upon the holders of the Warrants and the Company if made in good faith by the Board of Directors of the Company.

               (ii) To the extent that any consideration is received other than cash, the fair market value thereof shall be determined in good faith by the Board of Directors of the Company.

               (iii) If and whenever the Company shall grant to the holders of the Common Stock, as such, rights or warrants to subscribe for or to purchase, or any options for the purchase of, Common Stock or securities convertible into or exchangeable for or carrying a right, warrant, or option to purchase Common Stock, the Company shall concurrently therewith grant to each Registered Holder of the Warrants then outstanding as of the record date for such transaction, the rights, warrants, or options to which each Registered Holder would have been entitled if, on the record date used to determine the stockholders entitled to the rights, warrants, or options being granted by the Company, the Registered Holder were the holder of record of the number of whole shares of Common Stock then issuable upon exercise of his Warrants. Such grant by the Company to the holders of the Warrants shall be in lieu of any adjustment which otherwise might be called for pursuant to this Section 8.

          SECTION 9. Fractional Warrants and Fractional Shares.

          (a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company nevertheless shall not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. In such event, the Company may at its option elect to round up the number of shares to which the Registered Holder is entitled to the nearest whole share or to pay cash in respect of fractional shares in accordance with the following: With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Registered Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows: (i) If the Common Stock is listed on a National Securities Exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ Quotation system, the current value shall be the last reported sale price of the Common stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the average of the closing bid and asked price for such day on such exchange; or

               (ii) If the Common Stock is not listed or admitted to unlisted trading privileges, the current value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

               (iii) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current value shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

          SECTION 10. Warrant Holders Not Deemed Stockholders.

          No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Registered Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

          SECTION 11. Rights of Action.

          All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the holder of any other Warrant, may, in his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

          SECTION 12. Agreement of Warrant Holders.

          Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company and every other holder of a warrant that:

          (a) The Warrants are transferable only on the registry books of the Company by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Company, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Company in its reasonable discretion, together with payment of any applicable transfer taxes; and

          (b) The Company may deem and treat the Record Holder of any Warrant Certificate as the absolute, true, and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

          SECTION 13. Cancellation of Warrant Certificates.

          If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be delivered to the Company and cancelled by it and retired. The Company shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination, or exchange.

          SECTION 14. Modification of Agreement.

          The Company may by supplemental agreement make any changes or corrections in this Agreement (i) that it shall deem reasonably appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; or (ii) that they may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not otherwise be modified, supplemented, or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing more than fifty percent (50%) of the Warrants then outstanding; and provided, further, that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed or are made in compliance with applicable law.

          SECTION 15. Notices.

          All notices, requests, consents, and other communications hereunder shall be writing and shall be deemed to have been made with delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Company; if to the Company, One Park Avenue, New York, New York 10016, Attention Chairman.

          SECTION 16. Governing Law.

          This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

          SECTION 17. Binding Effect.

          This Agreement shall be binding upon and inure to the benefit of the Company and their respective successors and assigns, and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy, or claim, in equity or at law, or to impose upon any other person any duty, liability, or obligation.

          SECTION 18. Termination.

          This Agreement shall terminate at the close of business on the Warrant Expiration Date of all the Warrants or such earlier date upon which all Warrants have been exercised, except that the provisions of Section 15 hereof shall survive such termination.

          SECTION 19. Counterparts.

          This Agreement may be executed in several counterparts, which taken together shall constitute a single document.


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                       DUALSTAR TECHNOLOGIES CORPORATION


                                       By: _____________________________________
                                           Its Authorized Officer


                                       DSTR WARRANT CO., LLC


                                       By: _____________________________________
                                           Authorized Person

                  [Form of Face of Class E Warrant Certificate]

WE - _________                              ____________ Class E Warrants

                           VOID AFTER EXPIRATION DATE

                           CLASS E WARRANT CERTIFICATE
                          FOR PURCHASE OF COMMON STOCK
                        DUALSTAR TECHNOLOGIES CORPORATION


                    THIS CERTIFIES THAT FOR VALUED RECEIVED

or permitted assigns (the "Registered Holder") is the owner of the number of Class E Common Stock Purchase Warrants ("Warrants") specified above. Each Warrant initially entitles the Registered Holder to purchase, subject to the terms and conditions set forth in this Certificate and the Warrant Agreement (as hereinafter defined), one fully paid and nonassessable share of Common Stock, $.01 par value ("Common Stock"), of DUALSTAR TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company"), at any time between Initial Warrant Exercise Date (as herein defined) and the Expiration Date (as hereinafter defined), upon the presentation and surrender of this Warrant Certificate with the Subscription Form on the reverse hereof duly executed, at the office of the Company as Warrant Agent, or its successor (the "Warrant Agent"), accompanied by payment of the Purchase Price (as herein defined) in lawful money of the United States of America (a) in cash or by official bank or certified check made payable to DualStar Technologies Corporation, or (b) by offset against any amounts outstanding under any Restated Note (as defined in the Securities Purchase Agreement, dated November ___, 2000 by and among the Company, DSTR
Warrant Co., LLC and Madeleine, L.L.C.). This Warrant Certificate and each Warrant represented hereby are issued pursuant to and are subject in all respects to the terms and conditions set forth in the Class E Warrant Agreement (the "Warrant Agreement"), dated November ___, 2000, executed and delivered by the Company. In the event of certain contingencies provided for in the Warrant Agreement, the Purchase Price or the number of shares of Common Stock subject to purchase upon the exercise of each Warrant represented hereby are subject to modifications or adjustment.

          Each Warrant represented hereby is exercisable at the option of the Registered Holder, but no fractional shares of Common Stock will be issued. In the case of the exercise of less than all the Warrants represented hereby, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new Warrant Certificate or Warrant Certificates of like tenor for the balance of such Warrants.

          The term "Expiration Date" shall mean 5:00 P.M. (New York time) on December 31, 2007.

          "Purchase Price" shall mean the purchase price per share of Common Stock to be paid upon exercise of each Warrant in accordance with the terms hereof, which purchase price shall initially be $4.00.

          The Company shall not be obligated to deliver any securities pursuant to the exercise of this Warrant unless a registration statement under the Securities Act of 1933, as amended, with respect to such securities is effective or unless an exemption from such registration requirements is available. This Warrant shall not be exercisable by a Registered Holder in any state where such exercise would be unlawful.

          This Warrant Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the office of the Company, for a new Warrant Certificate or Warrant Certificates of like tenor representing an equal aggregate number of Warrants, each of such new Warrant Certificates to represent such number of Warrants as shall be designated by such Registered Holder at the time of such surrender. Upon due presentment with any transfer fee in addition to any tax or other governmental charge imposed in connection therewith, for registration of transfer of this Warrant Certificate at such office, a new Warrant Certificate or Warrant Certificates representing an equal aggregate number of Warrants will be issued to the transferee in exchange therefor, subject to the limitations provided in the Warrant Agreement.

          Prior to the exercise of any Warrant represented hereby, the Registered Holder shall not be entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement.

          Prior to due presentment for registration of transfer hereof, the Company may deem and treat the Registered Holder as the absolute owner hereof and of each Warrant represented hereby (notwithstanding any notations of ownership or writing hereon made by anyone other than a duly authorized officer of the Company) for all purposes and shall not be affected by any notice to the contrary.

          This Warrant Certificate shall be governed by and construed in accordance wit the laws of the State of New York.

          IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

                                         DUALSTAR TECHNOLOGIES CORPORATION


                                         By: ___________________________________
                                             Name:
                                             Title:


Date:       , 2000




[Seal]

[Form of Reverse of Class E Warrant Certificate]


                                SUBSCRIPTION FORM


To Be Executed by the Registered Holder in Order to Exercise Warrants

          THE UNDERSIGNED REGISTERED HOLDER hereby irrevocably elects to exercise _______ Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued in the name of

              _______________________________________________________
             (please insert taxpayer identification or other identifying number)


and be delivered to
                                     ___________________________________
                                     ___________________________________
                                     ___________________________________
                                     ___________________________________
                                    (please print or type name and address)

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at the address stated below.

                                     ___________________________________
                                     ___________________________________
                                     ___________________________________
                                     ___________________________________
                                                   (Address)
                                     ___________________________________
                                                    (Date)
                                     ___________________________________
                                      (Taxpayer Identification Number)

                                   ASSIGNMENT


       To Be Executed by the Registered Holder in Order to Assign Warrants

FOR VALUE RECEIVED, hereby sells, assigns, and transfers unto

                                 _______________________________________________
                                 (please insert taxpayer identification or other identifying number)

                                 ___________________________________
                                 ___________________________________
                                 ___________________________________
                                 ___________________________________
                                 (please print or type name and address)


of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints _____________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

                                              ______________________________
                                                         (Date)


                              SIGNATURE GUARANTEED


THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

                                TABLE OF CONTENTS
                                                                            Page

SECTION 1.        Definitions.................................................1

SECTION 2.        Warrants and Issuance of Warrant Certificates...............2

SECTION 3.        Form and Execution of Warrant Certificates..................3

SECTION 4.        Exercise....................................................4

SECTION 5.        Reservation of Shares; Listing; Payment of Taxes, etc.......4

SECTION 6.        Exchange and Registration of Transfer.......................5

SECTION 7.        Loss or Mutilation..........................................6

SECTION 8.        Adjustment of Exercise Price and Number Shares
                  of Common Stock or Warrants.................................6

SECTION 9.        Fractional Warrants and Fractional Shares..................11

SECTION 10.       Warrant Holders Not Deemed Stockholders....................12

SECTION 11.       Rights of Action...........................................12

SECTION 12.       Agreement of Warrant Holders...............................12

SECTION 13.       Cancellation of Warrant Certificates.......................13

SECTION 14.       Modification of Agreement..................................13

SECTION 15.       Notices....................................................13

SECTION 16.       Governing Law..............................................13

SECTION 17.       Binding Effect.............................................14

SECTION 18.       Termination................................................14

SECTION 19.       Counterparts...............................................14

WE - 1                     3,125,000 Class E Warrants

                           VOID AFTER EXPIRATION DATE

                           CLASS E WARRANT CERTIFICATE
                          FOR PURCHASE OF COMMON STOCK
                        DUALSTAR TECHNOLOGIES CORPORATION


          THIS CERTIFIES THAT FOR VALUED RECEIVED DSTR Warrant Co., L.L.C., a Delaware limited liability company or its permitted assigns (the "Registered Holder") is the owner of the number of Class E Common Stock Purchase Warrants ("Warrants") specified above. Each Warrant initially entitles the Registered
Holder to purchase, subject to the terms and conditions set forth in this Certificate and the Warrant Agreement (as hereinafter defined), one fully paid and nonassessable share of Common Stock, $.01 par value ("Common Stock"), of DUALSTAR TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company"), at any time between Initial Warrant Exercise Date (as herein defined) and the Expiration Date (as hereinafter defined), upon the presentation and surrender of this Warrant Certificate with the Subscription Form on the reverse hereof duly executed, at the office of the Company as Warrant Agent, or its successor (the "Warrant Agent"), accompanied by payment of the Purchase Price (as herein defined) in lawful money of the United States of America (a) in cash or by official bank or certified check made payable to DualStar Technologies Corporation, or (b) by offset against any amounts outstanding under any Restated Note (as defined in the Securities Purchase Agreement, dated November 8, 2000 by and among the Company, DSTR Warrant Co., LLC and Madeleine, L.L.C.).

          This Warrant Certificate and each Warrant represented hereby are issued pursuant to and are subject in all respects to the terms and conditions set forth in the Class E Warrant Agreement (the "Warrant Agreement"), dated November 8, 2000, executed and delivered by the Company.

          In the event of certain contingencies provided for in the Warrant Agreement, the Purchase Price or the number of shares of Common Stock subject to purchase upon the exercise of each Warrant represented hereby are subject to modifications or adjustment.

          Each Warrant represented hereby is exercisable at the option of the Registered Holder, but no fractional shares of Common Stock will be issued. In the case of the exercise of less than all the Warrants represented hereby, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new Warrant Certificate or Warrant Certificates of like tenor for the balance of such Warrants.

          The term "Expiration Date" shall mean 5:00 P.M. (New York time) on December 31, 2007.

          "Purchase Price" shall mean the purchase price per share of Common Stock to be paid upon exercise of each Warrant in accordance with the terms hereof, which purchase price shall initially be $4.00.

          The Company shall not be obligated to deliver any securities pursuant to the exercise of this Warrant unless a registration statement under the Securities Act of 1933, as amended, with respect to such securities is effective or unless an exemption from such registration requirements is available. This Warrant shall not be exercisable by a Registered Holder in any state where such exercise would be unlawful.

          This Warrant Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the office of the Company, for a new Warrant Certificate or Warrant Certificates of like tenor representing an equal aggregate number of Warrants, each of such new Warrant Certificates to represent such number of Warrants as shall be designated by such Registered Holder at the time of such surrender. Upon due presentment with any transfer fee in addition to any tax or other governmental charge imposed in connection therewith, for registration of transfer of this Warrant Certificate at such office, a new Warrant Certificate or Warrant Certificates representing an equal aggregate number of Warrants will be issued to the transferee in exchange therefor, subject to the limitations provided in the Warrant Agreement.

          Prior to the exercise of any Warrant represented hereby, the Registered Holder shall not be entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement.

          Prior to due presentment for registration of transfer hereof, the Company may deem and treat the Registered Holder as the absolute owner hereof and of each Warrant represented hereby (notwithstanding any notations of ownership or writing hereon made by anyone other than a duly authorized officer of the Company) for all purposes and shall not be affected by any notice to the contrary.

          This Warrant Certificate shall be governed by and construed in accordance wit the laws of the State of New York.

          IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

                                        DUALSTAR TECHNOLOGIES CORPORATION


                                        By:_____________________________________
                                           Name:
                                           Title:


Date:          , 2000




[Seal]

                                   EXHIBIT 3

                             STOCKHOLDERS' AGREEMENT

          STOCKHOLDERS' AGREEMENT (the "Agreement") made as of the 8th day of November, 2000 by and among Gregory Cuneo, Jared E. Abbruzzese, TechOne Capital Group LLC, Jill Thoerle, George Parise, Peter Sach, Mary Deal, Vincent D'Onofrio and Bruce Forsyth (collectively, "Company Management"), DSTR Warrant Co. LLC, a Delaware limited liability company ("Investor"), TECHNOLOGY INVESTORS GROUP, LLC, a Delaware limited liability company ("TIG") and such persons or entities, each of which is listed from time to time on Schedule A hereto (the "Schedule A Stockholders," and together with Company Management, Investor and TIG, the parties hereto are hereinafter referred to individually as a "Party Stockholder" or collectively as the "Party Stockholders," unless otherwise individually named) and DUALSTAR TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company").

          WHEREAS, the Party Stockholders are holders of common stock, par value $.01 per share (the "Company Common Stock"), of the Company ("Company Common Stockholders"), or may hereafter become Company Common Stockholders upon conversion or exercise of outstanding securities of the Company, and the Party Stockholders desire to make certain arrangements among themselves and with the Company.

          NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, the parties agree as follows:

          1. Voting Agreement.

          (a) Investor Designees. If at any time (or from time to time) Investor or any of its Affiliates is entitled to appoint any members of the Company's Board of Directors pursuant to the terms of the Securities Purchase Agreement, dated as of the date hereof, by and among Investor, Madeleine, L.L.C., a Delaware limited liability company ("Madeleine") and the Company (the "Securities Purchase Agreement"), each Party Stockholder will vote, or direct the voting of, all of the shares of stock of the Company ("Stock") as to which such Party Stockholder now has or at the time of the vote shall have voting power (as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) at all meetings of stockholders of the Company for the election of directors, or shall express or direct the expression of consent to any such action of stockholders taken without a meeting, for the election as directors of the person(s) designated by Investor in accordance with such Securities Purchase Agreement.

          2. Restrictions on Transfer of Stockholder Shares.

          (a) Participation Rights. TIG and Investor are referred to herein as the "Restricted Parties." At least 40 days prior to any Transfer of any Stock by any Restricted Party (a "Selling Stockholder") in a private transaction, such Selling Stockholder shall deliver a written notice (the "Sale Notice") to the other Restricted Parties (all Persons receiving a Sale Notice, the "Potential Participants"), specifying in reasonable detail the Stock to be transferred, the identity of the prospective transferee(s) and the terms and conditions of the Transfer. If the consideration to be paid in connection with such Transfer is other than cash, the Selling Stockholder will provide the Potential Participants with all material information in such Selling Stockholder's possession regarding such non-cash consideration. The Potential Participants may elect to participate in the contemplated Transfer by delivering written notice to the Selling Stockholder within 30 days after delivery of the Sale Notice. Any Stock referred to in a Sale Notice which is not transferred by the Selling Stockholder during the 90-day period immediately following the date on which such Sale Notice has been given to the Potential Participants (at a price and on terms no more favorable to the Selling Stockholder than specified in the Sale Notice) will be subject to the provisions of this Section 2(a) upon subsequent transfer. If any Potential Participant has elected to participate in such Transfer, the Selling Stockholder, and such Potential Participant shall be entitled to sell in the contemplated Transfer, at the same price and on the same terms, a number of Stock equal to the product of (i) the quotient determined by dividing (1) the number of Stock held by such person by (2) the aggregate number of Stock owned by the Selling Stockholder and the Potential Participants participating in such sale and (ii) the aggregate number of Stock to be sold in the contemplated Transfer.

          (b) First Refusal Rights. Subject to Section 2(c), no Restricted Party shall Transfer any interest in such Stock in a private transaction except if such Restricted Party receives a written bona fide offer by a third party to purchase such Stock and such Restricted Party complies with the provisions of this Section 2(b). At least 40 days prior to any Transfer of Stock, the Restricted Party making such Transfer (the "Transferring Stockholder") shall deliver a written notice (the "Transfer Notice") to the other Restricted Parties (the "Other Stockholders"), specifying in reasonable detail the identity of the prospective transferee(s), the number of shares to be transferred, and the terms and conditions of the Transfer (including, without limitation, the form of consideration) and enclosing a copy of the bona fide written offer. The Other Stockholders may elect to purchase all of the Stock to be transferred (the "Available Shares"), upon the same terms and conditions as those set forth in the Transfer Notice, by giving written notice of such election to the Transferring Stockholder (the "Response Notice") within 30 days after the Transfer Notice has been given to the Other Stockholders except that the consideration shall be payable as set forth below. If more than one Other Stockholder elects to purchase the Available Shares, the Available Shares will be allocated among such electing holders pro rata according to the number of Stock owned or to be owned upon the conversion or exercise of outstanding securities of the Company by each such electing Other Stockholder. If the Other Stockholders do not elect to purchase, in the aggregate, all of the Stock specified in the Transfer Notice, the right of first refusal specified in this
Section 2(b) may not be exercised, and then the Transferring Stockholder may transfer all of the Stock specified in the Transfer Notice at a price and on terms no more favorable to the transferee(s) thereof than specified in the Transfer Notice during the 90-day period immediately following the date on which the Transfer Notice has been given to the Other Stockholders. Any such Stock not transferred within such 90-day period will be subject to the provisions of this
Section 2(b) upon subsequent transfer.

          To the extent that the consideration to be paid by the third party prospective transferee(s) in a private transaction subject to this Section 2(b) consists of cash (whether payable at closing or in installments over time), the Other Stockholders who elect to exercise their respective rights of first refusal shall pay the Transferring Stockholder the same amount of cash consideration per share of Stock, at closing and/or over time, as the case may be. To the extent that such consideration includes non-cash consideration, such non-cash consideration shall be valued as set forth in the following sentence, and Other Stockholders who elect to exercise their rights of first refusal shall, in lieu of delivering such non-cash consideration, pay the Transferring Stockholder the fair market value of the relevant portion of such non-cash consideration in cash (at the same times as the non-cash consideration would have been payable by the prospective transferees, as specified in the Transfer Notice). The fair market value of non-cash consideration shall be determined as follows: if the non-cash consideration consists of publicly-traded securities, such securities shall be valued based on the average closing price of such securities over the ten-day period prior to the closing of an Other Stockholder's exercise of its right of first refusal; and if such non-cash consideration consists of equity securities of a privately-held entity, instruments of indebtedness or other obligations of any person, or other items, the board of directors of the Company shall determine the value thereof based on such matters as it may reasonably deem relevant, such as (without limitation) the financial condition, prospects and credit-worthiness of the proposed issuer or obligor, and the availability of a public market for the resale thereof, and shall consult with an independent investment banking firm in connection with such valuation to the extent that it deems necessary or if requested by the Transferring Stockholder or any Other Stockholder. It is understood that, notwithstanding anything else herein to the contrary, the Response Period shall not expire until at least five business days after the Other Stockholders have received notice of the valuation accorded to such any non-cash consideration.

          (c) Permitted Transfers. The restrictions contained in this Section 2 shall not apply with respect to any Transfer of Stock by any Restricted Party
(i) among such Restricted Party's affiliates, (ii) to any Person to whom a Restricted Party shall have assigned any rights to purchase Stock under the Securities Purchase Agreement, to the extent contemplated thereby, if such Restricted Party shall have completed the Closing in its own name for the account of or on behalf of such Person, (iii) in connection with a public offering pursuant to the terms of the Registration Rights Agreement dated as of the date hereof between the Company and Investor, and (iv) in the case of sales made in reliance upon Rule 144 under the Securities Act; provided that the restrictions contained in this Section 2 shall continue to be applicable to the Stock after any of the foregoing Transfers specified in clauses (i) or (ii); and provided further that the transferees of such Stock specified in clauses (i) or
(ii) shall have agreed in writing to be bound by the provisions of this Agreement which affect the Stock so transferred. All transferees permitted under this Section 2(c) are collectively referred to herein as "Permitted Transferees." Each Permitted Transferee shall be deemed a Party Stockholder for purposes of this Agreement.

          (d) Termination of Restrictions. The restrictions imposed on a Restricted Party by this Section 2, and the rights accorded to any Restricted Party pursuant to this Section 2, shall cease to apply to such Restricted Party at such time as it beneficially owns Stock representing (or securities convertible end to or exercisable for) less than two and one-half percent (2.5%) of the Company's Common Stock outstanding on a fully diluted basis.

          3. Miscellaneous.

          (a) Amendment. This Agreement and the Schedules hereto may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto, provided, however, that an instrument in writing amending Schedule A hereto to add a Party Stockholder as a result of a Transfer to a Permitted Transferee need only be signed by the Company, the Restricted Parties and the new Party Stockholder, if applicable.

          (b) Waiver. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party.

          (c) Governing Law. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York.

          (d) Captions. The Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

          (e) Publicity. None of the parties hereto shall issue any press release or make any other public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other parties to the contents and the manner of presentation and publication thereof, except such reports or other notices that the party issuing or making same has been advised by counsel are required pursuant to applicable law or regulation.

          (f) Notice. Any notice required hereunder shall be in writing and shall be sufficiently given if delivered or sent by reputable overnight courier and facsimile transmission (in each case with evidence of receipt), addressed to the Company at its principal office and to the Party Stockholders at the addresses set forth on Schedule A hereto. Any party may change such address by like notice. Such notice shall be deemed to have been given as of the next business day after it was deposited with the courier service.

          (g) Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

          (h) Entire Agreement. This Agreement, including the Schedule referred to herein, which forms a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter, including, without limitation, the Stockholders' Agreement dated November 25, 1998 between the Company and the parties listed on Schedule A thereto.

          IN WITNESS WHEREOF, each of the parties has executed this Agreement on the date first set forth above.


                                       DUALSTAR TECHNOLOGIES CORPORATION


                                       By:______________________________________
                                          Gregory Cuneo
                                          President and Chief Executive Officer

                                       DSTR WARRANT CO., LLC


                                       By: _____________________________________
                                           Name:
                                           Title:


                                       TECHNOLOGY INVESTORS GROUP, LLC


                                       By: _____________________________________
                                           Name:
                                           Title:

                                       TECHONE CAPITAL GROUP LLC


                                       By: _____________________________________
                                           Name:
                                           Title:


                                       By: _____________________________________
                                           Gregory Cuneo, individually


                                       By: _____________________________________
                                           Jared E. Abbruzzese, individually

                                       By: _____________________________________
                                            Jill Thoerle, individually


                                       By: _____________________________________
                                           Bruce Forsyth, individually


                                       By: _____________________________________
                                           George Parise, individually


                                       By: _____________________________________
                                           Peter Sach, individually


                                       By: _____________________________________
                                           Mary Deal, individually


                                       By: _____________________________________
                                           Vincent D'Onofrio, individually

                                   SCHEDULE A

Names and Addresses of Party Stockholders


Technology Investors Group, LLC

Gregory Cuneo
c/o DualStar Technologies Corporation One Park
Avenue
New York, New York 10016
Fax No.  212-616-6254

Jared E. Abbruzzese

Jill Thoerle

Madeleine, L.L.C.
450 Park Avenue, 28th Floor
New York, New York 10022
Attn: Mark Neporent
Fax: (212) 758-5305


TechOne Capital Group LLC

George Parise

Peter Sach

Mary Deal

Vincent D'Onofrio

Bruce Forsyth